EXHIBIT 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position

As of September 30, 2024 and December 31, 2023

(In thousands of United States dollars – US$)

		Unaudited				Unaudited
Assets	Note	09/30/2024	12/31/2023	Liabilities and equity	Note	09/30/2024	12/31/2023

Cash and cash equivalents	6	38,326	16,050	Client funds payable	7	22,457	17,055
Short term investments	12(a)	62,940	204,510	Consideration payable on acquisition	21(b)	140,800	59,087
Client funds on deposit	7	22,457	17,055	Personnel and related taxes payable	15	34,509	28,772
Accounts receivable	8	123,173	127,363	Taxes payable	17	6,905	3,902
Project advances	9	10,170	17,614	Carried interest allocation	23(b)	8,866	9,352
Recoverable taxes	11	5,053	4,014	Loans	16	16,138	—
Other current assets	10	53,316	11,781	Other financial instruments	12(c)	115,782	321
Other financial instruments	12(c)	122,455	3,206	Commitment subject to possible redemption	21(c)	53,232	187,356
				Gross obligation under put option	21(d)	—	81,588
				Other liabilities	18	83,010	10,065

Current assets		437,890	401,593	Current liabilities		481,699	397,498

Accounts receivable	8	18,943	14,900	Personnel liabilities	15	654	2,946
Project advances	9	1,705	1,972	Consideration payable on acquisition	21(b)	130,832	42,853
Deferred tax assets	19	13,908	15,472	Carried interest allocation	23(b)	8,485	22,577
Other non-current assets	10	20,070	3,798	Loans	16	149,317	—
Long-term investments	12(b)	47,585	57,735	Gross obligation under put option	21(d)	27,324	11,338
Investments in associates		811	911	Other non-current liabilities	18	50,498	13,024
Property and equipment	13	27,486	28,185	Deferred tax liabilities	19	2,466	—
Intangible assets	14	750,398	487,012	Other financial instruments	12(c)	10,618	—
Other financial instruments	12(c)	26,696	—
				Non-current liabilities		380,194	92,738

Non-current assets		907,602	609,985	Total liabilities		861,893	490,236

				Capital	29(a)	15	15
				Additional paid-in capital	29(b)	492,319	500,694
				Capital reserves	29(d)	6,521	2,960
				Retained earnings	29(c)	—	50,831
				Cumulative translation adjustment	29(f)	(23,524)	(12,011)
				Equity attributable to the owners of the Company		475,331	542,489
				Non-controlling interests	29(g)	8,268	(21,147)

				Equity		483,599	521,342

Total assets		1,345,492	1,011,578	Total liabilities and equity		1,345,492	1,011,578

 The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement

For the nine and three-month periods ended September 30, 2024 and 2023

(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month period ended September 30,		Unaudited nine-month period ended September 30,
	Note	2024	2023	2024	2023
Net revenue from services	22	78,055	63,536	216,962	215,879

Personnel expenses	23	(29,939)	(15,833)	(77,932)	(52,813)
Carried interest allocation	23	—	(98)	—	(11,244)
Deferred consideration	21(b)	(3,028)	(6,125)	(8,904)	(19,065)
Amortization of intangible assets	24	(7,454)	(5,875)	(19,901)	(16,294)
General and administrative expenses	25	(12,217)	(11,498)	(32,607)	(30,609)
Other income/(expenses)	26	(8,652)	(6,819)	(30,193)	(19,453)
Share of equity-accounted (losses) earnings		(62)	(42)	(378)	(575)
Net financial income/(expense)	27	(6,546)	1,040	(13,654)	1,491

Net Income before income tax		10,157	18,286	33,393	67,317

Income tax	28	(8,279)	553	(13,128)	5,107

Net income for the period		1,878	18,839	20,265	72,424
Attributable to:
Owners of the Company		466	18,468	16,621	71,412
Non-controlling interests	29(g)	1,412	371	3,644	1,012

Basic earnings per thousand shares	29(e)	0.00301	0.12460	0.10912	0.48263
Diluted earnings per thousand shares	29(e)	0.00300	0.12455	0.10892	0.48167

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income

For the nine and three-month periods ended September 30, 2024 and 2023

(In thousands of United States dollars - US$)

	Unaudited three-month period ended September 30,		Unaudited nine-month period ended September 30,
	2024	2023	2024	2023
Net income for the period	1,878	18,839	20,265	72,424
Items that will be reclassified to the income statement:
Currency translation adjustment	6,293	(18,479)	(11,513)	(5,399)
Currency translation adjustment – non-controlling interests	2,229	1,824	4,590	(3,418)

Total comprehensive income	10,400	2,184	13,342	63,607
Attributable to:
Owners of the Company	6,759	(11)	5,108	66,013
Non-controlling interests	3,641	2,195	8,234	(2,406)

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Changes in Equity

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of United States dollars - US$)

	Attributable to owners
	Note	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance on December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458

Cumulative translation adjustment		—	—	—	—	(5,399)	(5,399)	(3,418)	(8,817)
Net income for the period		—	—	—	71,412	—	71,412	1,012	72,424
Dividends declared	29(c)	—	—	—	(115,718)	—	(115,718)	(2,677)	(118,395)
Share based incentive plan	29(d)	—	—	974	—	—	974	—	974
Capital issuance	29(b)	—	10,130	—	—	—	10,130	—	10,130
Capital contribution received	29(g)	—	—	—	—	—	—	3,612	3,612
Balance on September 30, 2023 (unaudited)		15	495,310	2,469	33,270	(16,877)	514,187	(40,801)	473,386

Balance on December 31, 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342

Cumulative translation adjustment		—	—	—	—	(11,513)	(11,513)	4,590	(6,923)
Net income for the period		—	—	—	16,621	—	16,621	3,644	20,265
Option and NCI derecognized - VBI		—	—	—	(38,823)	—	(38,823)	36,234	(2,589)
Recognized as part of business combination – Tria Energy	29(g)	—	—	—	—	—	—	6,604	6,604
Gross obligation under put option - Tria	29(g)	—	—	—	—	—	—	(17,117)	(17,117)
Transfer of additional paid-in capital to retained earnings	29(c)	—	(80,747)	—	80,747	—	—	—	—
Dividends declared	29(c)	—	—	—	(109,376)	—	(109,376)	(6,744)	(116,120)
Bonus share accrual – equity portion		—	—	446	—	—	446	—	446
Share-based incentive plan	29(d)	—	—	3,115	—	—	3,115	—	3,115
Capital issuance	29(b)	—	72,372	—	—	—	72,372	—	72,372
Capital contributions received	29(g)	—	—	—	—	—	—	2,204	2,204
Balance on September 30, 2024 (unaudited)		15	492,319	6,521	—	(23,524)	475,331	8,268	483,599

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Cash Flows

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of United States dollars - US$)

		Unaudited nine-month period ended September 30.
	Note	2024	2023
Cash flows from operating activities
Net income for the period		20,265	72,424
Adjustments to net income for the period
Depreciation expense	25	3,779	3,613
Amortization expense	24	19,901	16,294
Unrealized Net financial investment income	27	—	(1,674)
Unrealized (gains)/losses on long-term investments	27	16,250	7,487
Unrealized (gains)/losses on warrant liability	27	150	—
Non-cash (gains)/losses on other derivative financial instruments	27	302	877
Unrealized (gains)/losses on asset-linked receivable	27	(11,243)	(7,929)
Tria call option recognized	27	(791)	—
Consideration payable adjustments	26	15,929	3,746
Gross obligation under put - unwinding	26	(450)	6,726
Deferred consideration adjustments	26	2,125	788
Net gain on derecognition of associate	26	—	(4,199)
Interest expense on loans		6,493	—
Interest expense on lease liabilities	27	1,004	965
Deferred income taxes expense	28	1,929	(12,590)
Current income taxes expense	28	11,199	7,483
Share of equity accounted earnings		378	575
Non-cash personnel expenditure		446	—
Share based incentive plan	23	12,667	974
Mark-to-market adjustments on energy trading contracts	26	(3,909)	—
Other adjustments to net income		438	434

Changes in operating assets and liabilities
Accounts receivable		40,245	(15,613)
Projects advances		3,403	(5,634)
Recoverable taxes		(1,595)	3,297
Personnel and related taxes		2,458	(10,303)
Carried interest allocation		(4,028)	2,281
Unearned revenues		—	29,326
Decrease (increase) in energy trading contracts		(16,161)	—
Deferred consideration payable on acquisition		8,904	18,334
Taxes payable		2,873	(1,471)
Payment of income taxes		(8,300)	(2,370)
Other assets and liabilities		5,135	3,441
Payment of placement agent fees	14	(9,789)	—
Net cash generated from operating activities		120,007	117,282

Cash flows from investing activities
Decrease (increase) in short term investments		6,587	26,155
Decrease (increase) in long-term investments		(5,082)	(9,320)
Investment made into SPAC trust account	21(c)	(1,772)	(1,200)
Proceeds from redemptions from the SPAC trust account	21(c)	141,301	65,164
Acquisition of property and equipment	13	(1,652)	(1,017)
Acquisition of software and computer programs	14	(3,773)	(895)
Capital increase in investments in associates		(278)	—
Acquisition of business – Credit Suisse Real Estate	30	(58,243)	—
Acquisition of subsidiary net of cash acquired - Aberdeen	30	(54,266)	—
Acquisition of subsidiary net of cash acquired - Nexus	30	345	—
Acquisition of contractual rights – Blue Macaw		—	(4,370)
Acquisition of contractual rights – Bari		—	(1,876)
Acquisition of subsidiary net of cash acquired – Kamaroopin		—	(1,846)
Net cash provided/(used) by investing activities		23,167	70,795

Cash flows from financing activities
Proceeds from credit facilities	16	176,000	—
Repayment of credit facilities	16	(15,000)	—
Interest paid on credit facilities	16	(358)	—
Debt issuance costs incurred on credit facilities	16	(2,235)	—
Redemption of SPAC shareholders	21(c)	(141,301)	(65,164)
Deposits received into SPAC trust account	21(c)	1,772	—
Settlement of contingent consideration - VBI		(10,118)	—
Dividends paid to the Company’s shareholders	29(c)	(109,376)	(115,718)
Dividends paid to non-controlling interests in subsidiaries		(5,850)	(1,970)
Capital contributions received from non-controlling interest (NCI) shareholders		703	3,068
VBI call option exercised – cash paid	21(iv)	(4,568)	—
Payment of acquisition payables - Kamaroopin	21(b)(ii)	(1,016)	(14,684)
Payment of acquisition payables – Bari & Move	21(b)	(3,165)	—
Payment of additional consideration to previous shareholders of VBI	21(b)(iii)	(2,749)	—
Lease payments	21(a)	(2,270)	(1,591)
Interest paid on lease liabilities	21(a)	(1,004)	(965)
Net cash (used)/provided in financing activities		(120,535)	(197,024)

Foreign exchange variation on cash and cash equivalents in foreign currencies		(363)	(43)

Increase/(Decrease) in cash and cash equivalents		22,276	(8,990)
Cash and cash equivalents at the beginning of the period	6	16,050	26,519
Cash and cash equivalents at the end of the period	6	38,326	17,529
Increase/(Decrease) in cash and cash equivalents		22,276	(8,990)
Non-cash operating. investing and financing activity
Addition and disposal of right of use assets		2,635	1,186
Additions to placement agents		—	4,385
Additions to contractual rights – Credit Suisse Real Estate Business (a)		49,593	—
Additions to goodwill – Credit Suisse Real Estate Business (a)		20,745	—
Additions to contractual rights – Aberdeen Plc (a)		12,195	—
Additions to non-compete – Aberdeen Plc (a)		4,251	—
Additions to goodwill – Aberdeen Plc (a)		35,997	—
Additions to goodwill – Nexus (b)		10,477	—
Additions to contractual rights – Nexus (b)		9,809	—
Additions to non-compete – Nexus (b)		1,219	—
Consideration payable on acquisition		—	3,452
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		1,501	1,086
NCI recognized in the business combination with Tria Energy (refer note 30)		6,604	—
Gross obligation under put option – Tria Energy		17,117	—
Company Class A common shares issued (c)		72,372	10,130

(a)	The non-cash additions arose from business combinations with Aberdeen Plc, Credit Suisse’s Real Estate and Nexus that are linked to considerations payable at period ended September 30, 2024 (refer note 21(b)). For the non-cash reconciliation, refer to note 30.

(b)	The non-cash additions for Nexus were partly paid through the issue of Class A common shares of the company (refer to note 29(b)) with the remainder of the contingent purchase price outstanding as disclosed under note 21(b). For the non-cash reconciliation, refer to note 30.

(c)	Refer to note 29(b) for a summary of Class A common shares issued during the nine-month period ended September 30, 2024. All shares issued during this period were in-kind settlements of payables owed by the Group.

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007, in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited (the “Parent”), which held 53.40% of the Company's common shares as of September 30, 2024 (December 31, 2023: 55.36%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as:

Investment product	Description

Infrastructure development funds	A private equity approach applied to infrastructure assets.

Co-investment funds	focused on companies from their flagship funds.

Global private market solutions	increased during 2024 with the 100% acquisition of Aberdeen Plc (“Aberdeen”) during April 2024 – refer to note 30.

Credit funds	increased through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”).

Real estate funds

increased in 2022 to 2024 with the:

➢    controlling acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”);

➢   controlling acquisition of Patria Asset Management (“PAM”) in partnership with Bancolombia to expand real estate capabilities into Colombia – refer to note 30;

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

➢    100% acquisition of Credit Suisse’s Real Estate business (“CSHG”) during May 2024 – refer note to 30; and

➢    100% acquisition of Nexus, a real estate business in Colombia, during July 2024 – refer to note 30.

Venture capital and growth funds

➢    through business combination in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”), and

➢    during 2023 (refer to note 30) Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”) and Hanuman GP Cayman, LLC (collectively “Kamaroopin”).

Energy trading	in conjunction with experts from the energy sector, the Group acquired Tria Energy, a company engaged in energy trading in Brazil. The business forms part of the Group’s infrastructure vertical strategy.

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), Medellín (Colombia), Edinburgh (Scotland - United Kingdom), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE) and Hong Kong to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, Grand Cayman, Cayman Islands.

The Group’s current liabilities exceeded its current assets as of September 30, 2024. This position results from the recognition of acquisition payables from business combination concluded for the period ended September 30, 2024. The settlement of the acquisition payables will take place through continuing cash generation from operations, the issue of Class A common shares of the Company; cash collections of outstanding accounts receivable and, if required, additional bank borrowings. Considering that the Group has access to sufficient resources to settle liabilities as they become due, no material uncertainties exist that cast significant doubt regarding the Company’s and Group’s ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.

These unaudited condensed consolidated interim financial statements for the nine-month periods ended September 30, 2024, and 2023 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 (“Annual Consolidated Financial Statements”).

The board of directors approved the unaudited condensed consolidated interim financial statements on February 10, 2025.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires Management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized to prepare the unaudited condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set out in the Annual Consolidated Financial Statements.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group's global strategy, which includes integrated product lines. Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate, advisory, distribution and energy trading.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

4	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the Annual Consolidated Financial Statements. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2024, but do not have a material impact on the condensed consolidated interim financial statements of the Group.

5	Group Structure

Consolidation and subsidiaries

The condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

			Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
Subsidiaries		Principal Activities			September 30, 2024	December 31, 2023

Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.(iv)		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")	(c)	Asset management & administration	BR	BRL	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.	(o)	Investment fund manager	KY	USD	-	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(f)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(e)(g)	Asset management	BR	BRL	100.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda	(e)	Administration	BR	BRL	100.00%	50.00%
BREOF Partners Ltda	(e)	Holding company	BR	BRL	100.00%	50.00%
VBI ND II Empreendimentos Imobiliários Ltda	(e)	Dormant	BR	BRL	100.00%	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda	(e)	Dormant	BR	BRL	100.00%	50.00%
Igah Partners LLC	(h)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(h)	Holding company	KY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S	(g)	Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
Patria Fund Advisor Ltd.	(o)	Dormant	KY	USD	-	100.00%
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)	(j)	Holding company	BR	BRL	100.00%	100.00%
BlueMacaw S.A.	(p)	Holding company	BR	BRL	-	100.00%
VBI Asset Management Ltda.	(j)	Asset management	BR	BRL	100.00%	100.00%
KMP I Holding	(k)	Holding company	KY	USD	100.00%	100.00%
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)	(k)	Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)	(i)	Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.	(i)	Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.	(i)	Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(i)	Holding company	MX	MXN	100.00%	100.00%
Patria Investments Argentina S.A.	(i)	Holding company	AR	ARS	100.00%	100.00%
VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(l)	Asset management	BR	BRL	100.00%	50.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Patria Asset Management S.A. (“PAM”)	(m)	Asset management	CO	COP	50.74%	50.74%
VBI Capital Ltda.	(e)(n)	Asset management	BR	BRL	100.00%	50.00%
Move Capital S.A.	(e)(n)	Asset management	BR	BRL	100.00%	50.00%
Patria Acquisitions Limited	(i)	Holding company	UK	GBP	100.00%	-
Patria Energía Participações Ltda.	(a)	Holding company	BR	BRL	100.00%	-
Tria Comercializadora de Energía S.A.	(a)	Energy trading company	BR	BRL	66.67%	-
Pátria Holding Financeira Ltda.	(i)	Holding company	BR	BRL	100.00%	-
Pátria Distribuidora de Títulos e Valores Mobiliários Ltda.	(i)	Dormant	BR	BRL	100.00%	-
Patria Europe 1 (GP) Limited	(b)	Investment fund manager	UK	GBP	100.00%	-
Patria Europe 2 Limited	(b)	Holding company	UK	GBP	100.00%	-
Patria Private Equity (Europe) Limited	(b)	Asset management	UK	GBP	100.00%	-
Patria Capital Partners LLP	(b)	Asset management	UK	GBP	100.00%	-
Nexus Capital Partners S.A.S	(d)	Asset management	CO	COP	100.00%	-
Patria Portfolio Investments Limited	(i)	Holding company	KY	USD	100.00%

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso

"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay

(a)	On April 02, 2024, the Group closed on a transaction acquiring 66,67% interest in Tria Comercializadora de Energia Ltda (“Tria”). The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company.

(b)	On April 26, 2024, the Group closed a transaction acquiring 100% interest in Aberdeen, a European private equity business. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over $8 billion. This vertical will further develop Patria’s capabilities to serve clients as a gateway to private markets on a global scale.

(c)	On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring its Real Estate business in Brazil. The business includes seven REITS with over 960 thousand shareholders which will adds additional scale to Patria’s Real Estate business and solidifies Patria’s position as a leading independent manager of REITs in Brazil and Latin America. The real estate funds acquired were incorporated into PILTDA.

(d)	On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$ 800 million to Patria’s Fee Earning AUM, including over US$ 680 million in Permanent Capital vehicles, and be immediately accretive to Patria’s Fee Related and Distributable Earnings.

(e)	On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. A breakdown of the consideration paid and the derecognition of the gross obligation under put option are summarized under notes 21(b)(iv) and 21(d) respectively, with the derecognition of non-

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

controlling interest set out in note 29(g). The net effect of the transaction amounted to US$ 2.6 million loss recognized directly in retained earnings.

(f)	Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.

Should PLAO not complete the initial business combination within the specified period the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account. On June 12, 2024, PLAO’s shareholders approved at an extraordinary general meeting an additional 15-month extension to provide time for PLAO to complete a business combination. For each month spent during this extension period, the SPAC sponsor will deposit US$0.015 per public share into the trust account (approximately US$ 68 thousand). The holders of Public Shares could elect to redeem shares in connection with the Extension Amendment and the amount of 12,339,057 shares were redeemed on June 12, 2024 (refer note 21(c)).

As of September 30, 2024, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. The target company could potentially be identified as one of the Group’s investment funds investees. In the event of a business combination with a, it could result in recognition of performance fee revenue and carried interest allocation expenses for the Group.

(g)	In March 2023, the Group restructured its VBI holding, contributing the interest held by the Company in VBI to Patria Real Estate Latam S.A.S. There was no change in control or in the total interest held by the Group in VBI. However, there was a dilution of 1.1% in the Company’s direct and indirect interest in Patria Real Estate Latam S.A.S. during the year because of the transaction to acquire assets of Blue Macaw as disclosed in note 5(i) below.

(h)	Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired. Igah Ventures and Igah IV are collectively referred to as “Igah”.

(i)	Newly incorporated subsidiaries without assets, liabilities or operations.

(j)	On April 3, 2023, VBI acquired a 100% beneficial interest in NewCo BlueMacaw Partners Ltda. renamed to VBI Holding Ltda., BlueMacaw S.A. (merged into VBI Holding Ltda) and VBI Asset Management Ltda., (collectively “Blue Macaw”). The Blue Macaw entities are located in Brazil and focus on infrastructure and real estate investments throughout Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies with VBI. The Group accounted for the transaction as an asset acquisition since the principal assets acquired consist of 4 contractual rights relating to the portfolio of management contracts of the investment funds acquired.

(k)	On April 12, 2023, the Group acquired control of Kamaroopin by acquiring the remaining interest in these companies pursuant to the acquisition agreement for Kamaroopin (note 30

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)). For purposes of the Kamaroopin transaction, KMP I Holding (fully owned by Patria Investments Limited) was incorporated.

(l)	On September 1, 2023, the Group completed the acquisition of Bari Gestao De Recursos Ltda. renamed to VBI Securities Ltda (“Bari”), a subsidiary of the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the principal lead asset consisted of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired. There is no operational process in the entity as of the closing date. All activities, systems and industry knowledge will be taken over by VBI management.

(m)	On November 1, 2023, the Group acquired control of Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management S.A. (“PAM") by acquiring 50.74% of the beneficial interest of the entity (refer to note 30).

(n)	On November 3, 2023, the Group completed the acquisition of Move Capital S.A. and Morc Gestora de Recursos de Crédito Ltda. renamed to VBI Capital Ltda. (collectively, “Move”), subsidiaries of the Group. Fifty percent of the purchase price was settled on closing with the remaining balance being due on the twelfth month following the closing and subject to adjustment per the purchase agreement after satisfying reorganization terms and conditions per the purchase agreement. The entities acquired are asset management companies. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its real estate investment fund representing substantially all of the fair value of the gross assets acquired.

(o)	This entity, with limited or no activity, was dissolved during the period and had no significant accounting impact.

(p)	This entity was merged into VBI Holding Ltda.

6	Cash and cash equivalents

	September 30, 2024	December 31, 2023
Cash at bank and on hand (a)	30,311	12,029
Short-term deposits and shares of mutual funds (b)	8,015	4,021
Cash and cash equivalents	38,326	16,050

(a)	The increase is mainly attributable to cash acquired through business combinations concluded during 2024.

(b)	Short-term deposits and shares of mutual funds are cash equivalents held for the purpose of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

7	Client funds on deposit and client funds payable

	September 30, 2024	December 31,2023
Client funds on deposit	18,831	13,848
Other receivables from clients (a)	3,626	3,207
Client funds on deposit and other receivables	22,457	17,055
Client funds payable (a)	22,457	17,055
Client funds payable	22,457	17,055

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

8	Accounts receivable

Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

	September 30, 2024	December 31, 2023
Current (a) (c)	123,173	127,363
Non-current (b)	18,943	14,900
Accounts receivable	142,116	142,263

(a)	Account receivable balances include US$ 65.6 million (December 31, 2023: US$ 86.7 million) postponed collections of management fees. The postponed balances relate largely to BPE VI LP. (“PBPE Fund IV”) and Alpha Co-Investment Fund. Renegotiations and postponement of these collections commenced in prior periods and the management fees were recognized as receivable in prior years. The renegotiated and postponed balances as of September 30, 2024, are expected to be recovered over the next twelve months subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds over the next twelve months. Management has evaluated and concluded that no allowances for uncollectible accounts needs to record supported by contracts and commitments of the investors of the funds and that the funds have significant investments to be realized that will generate sufficient cash to settle the outstanding balances with the Group. The table below reflects the postponed balances as of September 30, 2024, and related revenue from management fees recognized in 2024 and 2023, the remaining balance were recognized before the year ended December 31, 2023.

Fund Structure	Postponed balance as of September 30, 2024	Year Revenue recognized (millions)
PBPE Fund IV	US$ 65.4 million	2024: US$ 4.4 2023: US$ 13.2

Alpha Co-Investment Fund	US$ 0.2 million	2024: nil 2023: nil

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Non-current balances as of September 30, 2024, mainly relate to the Lavoro receivable of US$ 14.7 million as disclosed under note 12(b).

(c)	Current trade receivables include US$ 17.1 million for Tria that relates to maturing energy trading contracts to be settled.

9	Project advances

	September 30, 2024	December 31, 2023
Current	10,170	17,614
Non-current	1,705	1,972
Project advances	11,875	19,586

Project advances are comprised of recoverable advances made by the Group for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

10	Other assets

	September 30, 2024	December 31, 2023
Advances to employees	3,302	2,671
Advances to suppliers	2,153	606
Prepaid expenses (a)	8,241	6,081
Intangible asset acquisition rights	—	1,886
Other assets acquired through business combination (b)	32,948	—
Unamortized fund structuring costs (c)	333	—
Other current assets (d)	6,339	1,143
Other current assets	53,316	11,781

Other assets acquired through business combination (b)	13,522	—
Prepaid expenses (a)	191	266
Unamortized debt issuance costs	—	1,235
Unamortized fund structuring costs (c)	2,996	—
Deposits on lease agreements (e)	2,541	2,012
Other non-current assets	820	285
Other non-current assets	20,070	3,798

(a)	Prepaid expenses are comprised of SPAC life extension costs, IT related services and insurance. These costs will be recognized as an expense in the period to which the services rendered relate to.

(b)	The assets acquired through business combination relate to the Aberdeen business acquisition completed during April 2024. The Purchase Price Allocation (“PPA”) was not finalized by the date of approval of these condensed consolidated interim financial statements, and as a result, the assets acquired were allocated to other current and non-current assets. Once the PPA is finalized, the at acquisition assets will be reallocated to the appropriate asset classes. Refer to note 30(b).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Fund structuring costs represent the cost incurred in the set-up of funds. The cost incurred will be amortized over the life of the respective funds.

(d)	Other current assets include US$ 1.6 million for the right to acquire additional portfolio management contracts when the Group acquired Move Capital S.A. – refer to note 5(n). Additionally, the Group issued Class A common shares to the value of US$ 1.3 million on September 30, 2024, for which the proceeds were only received in October 2024.

(e)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

11	Recoverable Taxes

	September 30, 2024	December 31, 2023
Income tax recoverable	4,310	3,846
Other recoverable taxes	743	168
Recoverable Taxes	5,053	4,014

Recoverable taxes consist mainly of income taxes paid in advance to tax authorities in Brazil and Chile.

12	Investments

a.	Short-term investments

	September 30, 2024	December 31, 2023
Securities (a)	9,708	17,154
Investments held in trust account (b)	53,232	187,356
Short-term investments	62,940	204,510

(a)	Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

(b)	Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for the purposes of completing an initial business combination or the redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities. On June 12, 2024, 12,339,057 public shares to the value of $141 million were redeemed (refer to note 21(c)).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Long-term investments

	September 30, 2024	December 31, 2023

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	—	18,707
Lavoro Agro Limited (b)	8,923	20,166
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	25,796	8,917
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	1,353	2,139
Patria Infra Energia Core FIP EM Infraestrutura	1,949	4,088
Patria Infrastructure Fund V, L.P.	1,816	—
Simba Fundo De Investimento Multimercado	1,089	1,038
Igah Ventures IV (e)	804	136
Other investments (f)	5,855	2,544
Long-term investments	47,585	57,735

Some investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of September 30, 2024, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (c)) ranged from 0.00005% to 12.13% (December 31, 2023: 0.00005% to 5.78%). Refer to note 31(b) for reconciliation of movements in fair value for level 3 instruments.

(a)	The Group’s holding in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia at a market value of US$ 13.2 million was contributed into KMP Growth Fund II on July 30, 2024 (refer to note (c) below).

(b)	The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$ 8.2 million. Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs in Latin America.

These performance fees were crystallized in conjunction with the IPO of Lavoro. The limited partner of the fund and Patria agree that as a consequence of successful completion of the transaction, part of performance fee was crystallized through Lavoro shares to Patria (total amount of US$ 15.5 million). The investment fund also agreed to cover the spread between US$ 3.50 and US$ 10 per share on the future sale of the shares by the Group. As of September 30, 2024, the receivable from the investment fund amounts to US$ 14.7 million (December 2023: US$ 3.5 million) for the commitment to cover the spread.

(c)	The Group has committed approximately 46% of the capital in KMP Growth Fund II (December 31, 2023: 24%). The increase in capital committed is attributable to the Group contributing its holding in Patria Growth Capital Fund I into KMP Growth Fund II during July 2024 (refer to note (a) above). The investment contributed is comprised of a 24.42% holding in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. Additionally, as of September 30, 2024, KMP Growth Fund II held a direct 10.32% interest in portfolio company (December 31, 2023: 9.5%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company, an indirect 5.71% interest in portfolio company Conexa, Brazil-based healthcare technology company that merged with Zenklub Serviços Ltda during 2024 (December 31, 2023: Zenklub: 28.23%) and an indirect 22.35% interest in portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2023: 22.35%). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (5.59% of the net asset value as of September 30, 2024, and 5.78% as of December 31, 2023), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

(e)	The Group holds 36.9% of capital in Igah Ventures IV. The main purpose of the fund is to make venture capital investments, primarily by directly investing in and holding equity and equity-oriented securities of privately held technology-enabled businesses operating primarily in Brazil. On September 30, 2024, the fund held a 7.2% direct interest in Liqi Digital Assets, a blockchain-based asset tokenization startup (early stage venture capital). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(f)	Other investments include US$1.9 million for Nexus. The Group acquired Nexus through a business combination on July 16, 2024, – refer to note 30.

Following is the breakdown of long-term investments by region:

	September 30, 2024	December 31, 2023
Brazil	44,281	55,930
Other	3,304	1,805
Balance	47,585	57,735

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

c.	Other financial instruments

Other financial assets and liabilities are derivative instruments valued at fair value through profit/loss in terms of IFRS 9. The fair value of warrants and options is determined in accordance with the criteria specified in the Annual Consolidated Financial Statements.

Energy trading contracts originated from the newly established company, Tria, for which the fair value is based on a mark-to-market (“MtM”) valuation as determined by ruling energy prices in Brazil. Unrealized MtM adjustments together with realized gains or losses on energy trading are recognized within profit or loss and included under other income/(expense) (refer to note 27).

Below is the composition of the derivative financial instrument portfolios (assets and liabilities) by type of instrument, fair value and maturity as of September 30, 2024, and December 31, 2023.

	September 30, 2024
Financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	307,662	148,347	99	103,670	18,785	25,892
Tria call option (a)	19,046	804	1	—	—	804
Total	326,708	149,151	100	103,670	18,785	26,696

Liabilities
Warrants - SPAC	132,250	470	—	—	470	—
Energy trading contracts	294,419	125,930	100	98,694	16,618	10,618
Total	426,669	126,400	100	98,694	17,088	10,618

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	December 31, 2023
Financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
The One Real Estate Investment Fund call options	11,282	310	10	—	310	—
VBI Call option (b)	86,944	2,896	90	—	2,896	—
Total	98,226	3,206	100	—	3,206	—

Liabilities
Warrants	132,250	321	100	—	321	—
Total	132,250	321	100	—	321	—

(a)	Tria call option formed part of the share purchase agreement entered into on April 02, 2024, and provides the Group with the option to buy the remaining 33.33% share in Tria from non-controlling shareholders – refer to note 21(d)(iii).

(b)	The option to acquire the remaining 50% of VBI shares from the previous owners was exercised on August 01, 2024.

13	Property and equipment

Changes in cost			Nine-month period ended September 30, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Business combinations	Closing balance

Furniture and fixtures	1,868	221	—	300	(107)	—	2,282
Building improvements	11,280	973	(355)	1,321	(634)	—	12,585
Work-in-progress	5,379	—	—	(4,552)	(188)	—	639
Office equipment	5,983	458	—	650	(423)	22	6,690
Right-of-use assets (a)	20,329	2,635	—	2,281	(884)	—	24,361

Total - Cost of fixed assets	44,839	4,287	(355)	—	(2,236)	22	46,557

Changes in accumulated depreciation			Nine-month period ended September 30, 2024
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Business combinations	Closing balance

(-) Furniture and fixtures	(1,334)	(111)	—	—	83	—	(1,362)
(-) Building improvements	(5,490)	(675)	355	—	402	—	(5,408)
(-) Office equipment	(3,985)	(580)	—	—	295	—	(4,270)
(-) Right-of-use assets (a)	(5,845)	(2,413)	—	—	227	—	(8,031)

Total - Accumulated depreciation	(16,654)	(3,779)	355	—	1,007	—	(19,071)
Property and equipment, net	28,185	508	—	—	(1,229)	22	27,486

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in cost		Nine-month period ended September 30, 2023
	Opening balance	Additions	Disposals	CTA(*)	Business combinations	Closing balance

Furniture and fixtures	1,734	87	(3)	—	10	1,828
Building improvements	11,259	1,081	(183)	—	133	12,290
Office equipment	5,354	180	(145)	19	119	5,527
Right-of-use assets (a)	18,122	1,186	—	—	(28)	19,280

Total - Cost of fixed assets	36,469	2,534	(331)	19	234	38,925

Changes in accumulated depreciation		Nine-month period ended September 30, 2023
	Opening balance	Additions	Disposals	CTA(*)	Business combinations	Closing balance

(-) Furniture and fixtures	(1,161)	(115)	2	—	(2)	(1,276)
(-) Building improvements	(4,516)	(754)	176	—	(69)	(5,163)
(-) Office equipment	(3,332)	(473)	142	(4)	(71)	(3,738)
(-) Right-of-use assets (a)	(2,833)	(2,271)	—	—	117	(4,987)

Total - Accumulated depreciation	(11,842)	(3,613)	320	(4)	(25)	(15,164)
Property and equipment, net	24,627	(1,079)	(11)	15	209	23,761

(*) CTA – Cumulative translation adjustment

As of September 30, 2024, and December 31, 2023, there was no indication that any of these assets were impaired.

(a)	The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).

(b)	The following is a breakdown of the total Property and equipment assets by region:

	September 30, 2024	December 31, 2023

Brazil	7,523	9,481
Cayman Islands	5,234	3,877
Chile	6,498	7,702
Colombia	2,827	1,144
United Kingdom	1,781	1,754
United States of America	3,305	3,689
Other	318	538
Balance	27,486	28,185

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14	Intangible assets and goodwill

Changes in costs	Nine-month period ended September 30, 2024
	Opening			Business		Closing
	balance	Additions	Transfers	combinations	CTA(*)	Balance

Placement agents (a)	46,041	9,789	—	—	(1,255)	54,575
Contractual rights (b)	88,092	—	—	201,636	(2,466)	287,262
Non-contractual customer relationships (c)	120,795	—	—	—	(119)	120,676
Software	4,564	3,773	—	—	(353)	7,984
Brands (c)	19,824	—	—	—	(403)	19,421
Goodwill (d)	311,174	—	—	73,823	(4,802)	380,195
Non-compete –Aberdeen & Nexus	—	—	—	5,470	258	5,728
Total - Cost of intangible assets	590,490	13,562	—	280,929	(9,140)	875,841

Changes in accumulated amortization		Nine-month period ended September 30, 2024
	Opening			Business		Closing
	balance	Additions	Transfers	combinations	CTA(*)	Balance

(-) Placement agents (a)	(31,244)	(1,976)	—	—	267	(32,953)
(-) Contractual rights (b)	(39,694)	(4,304)	—	—	30	(43,969)
(-) Non-contractual customer relationships (c)	(23,238)	(9,984)	—	—	(2,505)	(35,726)
(-) Software	(2,374)	(1,083)	—	—	161	(3,296)
(-) Brands (c)	(6,928)	(2,554)	—	—	(17)	(9,499)

Total - Accumulated amortization	(103,478)	(19,901)	—	—	(2,064)	(125,443)

Intangible assets, net	487,012	(6,339)	—	280,929	(11,204)	750,398

Changes in costs	Nine-month period ended September 30, 2023
	Opening			Business		Closing
	balance	Additions	Disposals	combinations	CTA(*)	Balance

Placement agents (a)	42,148	4,385	(3,308)	—	235	43,460
Contractual rights (b)	44,156	8,932	—	—	(69)	53,019
Non-contractual customer relationships (c)	110,591	—	—	10,560	(1,377)	119,774
Software	3,515	895	(3)	—	(28)	4,379
Brands (c)	19,075	—	—	868	(324)	19,619
Goodwill (d) and (e)	276,819	—	—	20,894	(2,737)	294,976

Total - Cost of intangible assets	496,304	14,212	(3,311)	32,322	(4,300)	535,227

(*) CTA – Cumulative translation adjustment

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated amortization	Nine-month period ended September 30, 2023
	Opening			Business		Closing
	balance	Additions	Disposals	combinations	CTA(*)	Balance

(-) Placement agents (a)	(32,503)	(1,388)	3,308	—	(51)	(30,634)
(-) Contractual rights (b)	(36,577)	(2,244)	—	—	(9)	(38,830)
(-) Non-contractual customer relationships (c)	(10,653)	(9,424)	—	—	808	(19,269)
(-) Software	(1,539)	(552)	—	—	(10)	(2,101)
(-) Brands (c)	(3,511)	(2,686)	—	—	185	(6,012)

Total - Accumulated amortization	(84,783)	(16,294)	3,308	—	923	(96,846)

Intangible assets, net	411,521	(2,082)	(3)	32,322	(3,377)	438,381

(*) CTA – Cumulative translation adjustment

As of September 30, 2024, and December 31, 2023, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.

The remaining balance, as of September 30, 2024, is expected to be amortized as shown below:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033-2048	Total
Placement agent fees	784	3,038	2,254	1,933	1,886	1,881	1,881	1,867	1,645	4,453	21,622

(b)	contractual rights related to the management of investment funds recognized from:

(i)	Business combinations with Aberdeen, CSHG and Nexus - refer to note 30;

(ii)	the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ended December 31, 2023; and

(iii)	the acquisition of control of the P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015, from Promon International Inc.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Inputs to determine fair value of Blue Macaw, Bari, Move, PAM, Aberdeen, CSHG and Nexus contractual rights

	Blue Macaw	Bari	Move	PAM	Aberdeen	CSHG	Nexus
Country	Brazil	Brazil	Brazil	Colombia	UK	Brazil	Colombia
Forecast period	Apr 2023 – Dec 2031	Sept 2023 – Dec 2031	Oct 2023 – Feb 2032	Nov 2023 – Dec 2032	Apr 2024 - Dec 2033	May 2024 - Dec 2032	Jul 2024 - Dec 2032
Consumer price index (CPI)	2%-4.52%	2.06%-3.05%	2.55%-3.65%	2.5% - 6.3%	1.53% - 2%	2.01%	2.57% - 3.80%
IPCA- Broad National CPI	4%-5.96%	3.5%-4.92%	3.5%-4.6%	-	-	1.6% -3.8%	-
Selic/Brazilian federal funds rate	8.75%-12.75%	8.5%-11.75%	9.39%-11.86%	-	-	8.8% -10.1%	-
GDP	-	-	-	1%-4.9%	-	-	-

Intangible asset		Amortization period
	P2 Group	Blue Macaw	Bari	Move	PAM	Aberdeen	CSHG	Nexus
Contractual rights	8-12 years	3-20 years	17 years	17 years	25 years	21 years	32 years	17 years

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin
Non-contractual customer relationships	9 years	29 years	3 years	5 years
Brands	5 years	8 years	-	8 years

(d)	Goodwill recognized in 2024 results from the acquisitions of Tria, Aberdeen, CSHG, and Nexus through IFRS 3 business combinations (refer to note 30).

Tax impacts of goodwill recognized:

(i)	Goodwill recognized for Moneda; Igah; Hanuman; Patria Asset Management; Aberdeen and Nexus are not deductible for tax purposes given the jurisdiction and/or specific tax regulations applicable to the acquiring companies for the transactions.

(ii)	The current arrangement of the goodwill recognized for the acquisition of Tria and for the Real Estate business of CSHG does not allow its tax deductibility under the Brazilian tax regulations. However, we are working with tax consultants to determine the options available to the Group, taking into consideration the necessary conditions and restructurings required for the goodwill to be utilized for tax purposes.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(iii)	Goodwill recognized of VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is the absorption of the invested entity's assets due to a merger, split, and/or incorporation. Upon restructuring, the deferred tax will be recognized in line with the Brazilian tax laws and regulations.

Impairment considerations:

The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. The recoverable amounts of acquired entities are based on value-in-use. Key assumptions to determine the value-in-use include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.

No impairment losses on goodwill have been recognized in the prior year based on the value-in-use as recoverable amount. The annual test for 2024 will be done for the year-end with no indication of impairment identified so far.

The following reflects the composition of goodwill as of September 30, 2024, and December 31, 2023 (including the effects of CTA) included in intangible assets allocated per acquisition:

	September 30, 2024	December 31, 2023

Moneda	238,549	239,879
VBI	16,952	19,143
Igah	21,006	21,106
Kamaroopin	16,112	16,742
Patria Asset Management	13,198	14,304
Aberdeen	38,663	—
Tria	6,118	—
CSHG	19,614	—
Nexus	9,983	—
Balance	380,195	311,174

(e)	The following is the breakdown of intangible assets by region:

	September 30, 2024	December 31, 2023

Brazil*	221,438	66,476
Cayman Islands	214,435	242,385
Chile **	113,929	120,842
Colombia***	63,202	47,224
United States of America	9,552	10,082
United Kingdom****	127,842	—
Other	—	3
Balance	750,398	487,012

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

* Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI; Kamaroopin; Tria and CSHG.

** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

*** Goodwill and fair value adjustments to assets and liabilities allocated to Colombia includes the impact from acquisition of Patria Asset Management (“PAM”) and Nexus.

**** Goodwill and fair value adjustments to assets and liabilities allocated to the United Kingdom includes the impact from acquisition of Aberdeen.

15	Personnel and related taxes payable

	September 30, 2024	December 31, 2023
Personnel and related taxes	2,286	2,393
Accrued vacation and related charges	4,204	2,810
Employee profit sharing (a)	28,019	23,569
Personnel and related taxes payable - current liabilities	34,509	28,772

Strategic bonus (b)	654	2,946
Personnel - non-current liabilities	654	2,946

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the unaudited condensed consolidated income statement. The balance on December 31, 2023, of US$ 23,569 was fully settled by February 28, 2024. The settlement included equity compensation of US$ 10.0 million in the form of Class A common shares issued to selected employees and key management in lieu of cash compensation (the amount of US$ 10.0 million was converted into 712,645 Class A common shares of the company).

The balance for September 30, 2024, includes US$9.6 million for share-based incentive plans. In line with IFRS 2 on Share-based payments, the value will be allocated between equity and cash consideration upon the election made by employees during December 2024.

(b)	The Group provides a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective of retaining key or strategic employees and provide alignment between employees and clients. An amount of US$ 1,6 million was paid on February 28, 2024, with full settlement of the program expected in 2026. An additional accrual of US$ 0,7 million was recognized in the period, and a reversal of US$ 1,3 million was recorded against rewards and bonuses expenses.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

16	Loans payable

The Group has entered into several credit agreements with leading financial institutions. All the following agreements were made with Patria Finance Ltd. (PFL) as the counterparty and the Company as guarantor.

On September 1, 2023, PFL entered into an unsecured credit facility with Banco Santander S.A. for US$ 100 million. The credit facility charges interest at SOFR plus 2.6% on an annual basis and has a maturity date of September 1, 2028. During the year ended on December 31, 2023, the Group drew down and settled US$ 25 million with 100% of the facility available for 2024. During the period January 1, 2024, to September 30, 2024, the Group drew down US$ 75 million of the US$ 100 million facility, which remains payable on September 30, 2024. The remaining available facility of US$ 25 million was replaced by a revolving credit facility agreement entered into on 08 March 2024 (refer note below).

On October 11, 2023, PFL entered into two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11 million (a total of GBP 22 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of April 10, 2026. The Group has not drawn down on either SBLC as of September 30, 2024.

On January 31, 2024, PFL entered into two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$ 38 million (a total of US$ 76 million). Both term loans charge interest at SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to September 30, 2024, the Group drew down US$ 76 million, which remains payable at September 30, 2024.

On March 8, 2024, PFL entered into a revolving credit facility with Banco Santander, S.A. for US$ 25 million. The credit facility charges interest at SOFR plus 2.6% on an annual basis and has a maturity date of March 8, 2025. During the period January 1, 2024, to September 30, 2024, the Group drew down a total of US$ 25 million and repaid US$15 million. US$10 million remains payable on September 30, 2024.

On August 21, 2023, Moneda Asset Management (MAM) entered into a working capital facility with Banco de Chile for US$ 5 million. The credit facility charges interest at Tasa Bancária Nominal + 3.60%, per month and matured on July 21, 2024. The facility was renewed on October 28, 2024, expiring on September 28, 2025, with no drawdowns on the available amount to date.

The Group drew down US$ 161 million on the credit agreements described above up to the period ended September 30, 2024, and incurred debt issuance costs to the value of US$ 2.2 million that are amortised over the term of the credit agreements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following table presents the changes in the loans for the period ending September 30, 2024:

Balance as of December 31, 2023	-

Borrowings incurred	176,000
Borrowings repaid during the period	(15,000)
Borrowing acquired through business combination with Nexus	95
Debit issuance costs incurred	(2,235)
Debit issuance costs amortization	460
Interest expense raised	6,493
Interest repaid	(358)

Balance as of September 30, 2024	165,455

Current	16,138
Non-current	149,317

Covenants

According to the terms of the credit agreements, the Group is committed to being compliant with the following financial covenants, on an annual basis:

(i)	To maintain a Total Debt * to Fee Related Earnings (“FRE”) * not exceeding 2.5:1.0; and

(ii)	To maintain a minimum Assets Under Management (“AUM”) of $20,000 million.

* Total debt is comprised of all loan facilities from banks. FRE represents the value described in the Group’s 20F filing for 2023.

As of September 30, 2024, the entity was compliant with the stipulated financial covenants as stated above. An exhaustive list of non-financial covenants is in place that are monitored by the Group with no non-compliance to date. The main non-financial covenants include:

(i)	Retaining specified key management within the Group;

(ii)	Maintain complete and accurate record keeping with timeous filing of the 20F with the SEC for any given year;

(iii)	Compliance with applicable laws, regulations, licenses, permits or any other applicable requirement for the Group to continue operating; and

(iv)	Maintain all assets in good working order that are required in operations.

17	Taxes payable

	September 30, 2024	December 31, 2023
Taxes on revenues	1,239	1,738
Income taxes (a)	5,241	1,872
Other taxes payable	425	292
Taxes payable	6,905	3,902

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	The increase in income taxes payable is attributable to Aberdeen and Nexus forming part of the Group from April 2024 and July 2024 respectively.

18	Other liabilities

	September 30, 2024	December 31, 2023
Suppliers (a)	26,204	4,808
Lease liabilities (b)	3,392	3,014
Dividends payable (c)	1,433	2,040
Unearned revenue (d)	27,953	—
Other liabilities acquired through business combination (e)	24,000	—
Other current liabilities	28	203
Other current liabilities	83,010	10,065

Lease liabilities (b)	14,291	12,822
Other liabilities acquired through business combination (e)	36,131	—
Other non-current liabilities	76	202
Other non-current liabilities	50,498	13,024

(a)	The supplier balance as of September 30, 2024, includes US$ 15.6 million for Tria that relates to maturing energy trading contracts to be settled.

(b)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago, São Paulo and Medellín as disclosed in note 21(a).

(c)	Dividends payable are comprised of dividends declared to the previous non-controlling shareholders of VBI but not yet paid.

(d)	Unearned revenue represents revenues invoiced in advance. The revenues will be recognized during the fourth quarter of 2024.

(e)	The liabilities acquired through business combination relate to the Aberdeen business acquisition completed during April 2024. The PPA was not finalized by the date of approval of these condensed consolidated interim financial statements, and as a result, the liabilities acquired were allocated to other current and non-current liabilities. Once the PPA is finalized, the at acquisition liabilities will be reallocated to the appropriate liability classes. Refer note 30 (b).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

19	Deferred taxes

Temporary differences	December 31,	(Charged)/credited		September 30,	December 31,	(Charged)/credited		September 30,
	2022	to profit or loss	directly to equity / CTA	2023	2023	to profit or loss	directly to equity / CTA	2024

Derivative options (a)	6	9,508	(23)	9,491	10,643	(9,304)	(1,339)	—
Employee profit sharing provision and other personnel accruals (b)	4,769	(1,037)	68	3,800	3,249	640	(235)	3,654
Deferred tax on intangible assets from business combination	776	711	32	1,519	1,818	114	(206)	1,726
Business combination – earnout	191	319	7	517	639	(544)	(95)	—
Business combination - Deferred consideration	—	—	—	—	—	456	—	456
Business combination - Price adjustment (c)	—	—	—	—	—	4,748	(85)	4,663
Tax losses (d)	75	(33)	4	46	26	5,101	54	5,181
Tax on Accrual for expenses	41	(23)	1	19	15	24	(4)	35
Tax depreciation of fixed assets	(558)	51	8	(499)	(305)	59	9	(237)
Deferred tax on performance fees - IFRS 15	(3,581)	3,089	(158)	(650)	(625)	362	37	(226)
Gain from bargain purchase	(142)	29	—	(113)	(107)	23	4	(80)
Impact of IFRS 16	176	(5)	(6)	165	174	7	(25)	156
Mark-to-market adjustments (e)	—	—	—	—	(53)	(3,613)	(222)	(3,888)
Other	(4)	(19)	(6)	(29)	(2)	(2)	6	2

Net deferred taxes	1,749	12,590	(73)	14,266	15,472	(1,929)	(2,101)	11,442
Non-Current assets	1,749			14,266	15,472			13,908
Non-Current Liabilities	—			—	—			(2,466)

(a)	The temporary difference on derivative options arose from unrealized losses on the VBI put option. The Group exercised its option to acquire the remaining 50% of shares from VBI’s non-controlling interest on August 01, 2024, that resulted in the derecognition of the put option and related deferred tax asset.

(b)	Deferred tax on temporary differences in the provision for employee profit-sharing.

(c)	A temporary difference to the value of US$ 10.6 million incurred for additional compensation paid to VBI’s previous owners was recognized as an expense during 2024 (refer note 26 (b) and note 29(b)). The amount will only be deductible for tax purposes once VBI merges with PILTDA.

(d)	The deferred tax asset recognized on assessed losses relate to PILTDA and Tria. Based on recent financial forecasts, sufficient future taxable income will be available to utilize these assessed losses.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(e)	MtM adjustments include a US$ 3,636 deferred tax liability arising from unrealized gains and losses recognized on energy trading contracts. Once realized, gains and losses are considered for income tax purposes.

20	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.

Taxes

In 2017 and 2018, the Company’s subsidiaries Patria Investimentos Ltda. (“PILTDA”) and Patria Infraestrutura Gestão de Recursos Ltda. (“PINFRA”), became involved in administrative proceedings to defend the exemption of municipal tax over services (“ISS”). In 2019, Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits. PINFRA was subsequently merged into PILTDA on September 30, 2020. The Group settled with the Municipality of São Paulo as part of a tax amnesty program paying an amount of US$ 4.2 million on July 12, 2024. The settlement was considered more feasible than continuing with costly lawsuits.

During January 2020, PILTDA received infraction notices for an amount as of September 30, 2024, of approximately US$ 6,168 (US$ 6,585 as of December 31, 2023) related to taxes on gross revenue and an amount of approximately US$ 2,357 (US$ 2,512 as of December 31, 2023) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

21	Commitments

The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago; São Paulo and Medellín. The unaudited Condensed Consolidated Statement of Financial Position and the Condensed Consolidated Income Statement discloses the following amounts relating to leases:

Amounts recognized in the Condensed Consolidated Statement of Financial Position

	September 30, 2024	December 31, 2023
Right-of-use assets	24,361	20,329
(-) Depreciation of right-of-use assets	(8,031)	(5,845)
Right-of-use assets	16,330	14,484

Lease liabilities (other current liabilities)	3,392	3,014
Lease liabilities (other non-current liabilities)	14,291	12,822
Lease liabilities	17,683	15,836

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amounts recognized in the Condensed Consolidated Income Statement

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Depreciation of right-of-use assets	(828)	(882)	(2,413)	(2,271)
Interest on lease liabilities	(317)	(306)	(1,004)	(965)
Principal paid	(809)	(864)	(2,270)	(1,591)

On February 22, 2024, Patria Asset Management, as lessee, entered into a lease agreement with Fondo Inmobiliario Colombia for its investment offices in Medellín, Colombia. The lease is for a five-year period with an option to renew.

Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 32 for disclosures on leases with a related party.

b.	Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions.

	September 30, 2024	December 31, 2023
Deferred consideration payable – Moneda (i)	27,150	48,710
Consideration payable on acquisition – Bari	1,499	3,570
Consideration payable on acquisition – Move	792	1,886
Consideration payable post acquisition – VBI (iii)	1,530	—
Consideration payable on acquisition – VBI (iv)	36,060	2,553
Consideration payable on acquisition – Bancolombia	4,382	1,348
Consideration payable on acquisition – Kamaroopin (ii)	—	1,020
Consideration payable on acquisition – CSHG (v)	69,306	—
Deferred consideration payable on acquisition – CSHG (v)	81	—

Current liabilities – consideration payable on acquisition	140,800	59,087

Consideration payable on acquisition – Bancolombia	21,702	24,652
Consideration payable on acquisition – VBI (iv)	35,622	—
Consideration payable post acquisition – VBI (iii)	1,530	11,053
Contingent consideration payable on acquisition – Kamaroopin	7,898	7,148
Deferred consideration payable on acquisition – CSHG (v)	1,259	—
Consideration payable on acquisition – Aberdeen (vi)	34,015	—
Contingent consideration payable on acquisition – Aberdeen (vi)	22,313	—
Contingent consideration payable on acquisition – Nexus (vii)	6,493	—

Non-current liabilities – consideration payable on acquisition	130,832	42,853

i.	The Moneda business combination transaction included US$ 58.7 million on acquisition date expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services was subject to a time vesting period up until December 1, 2023, and December 1, 2024, and payable in two equal installments in cash. On December 4, 2023, an amendment to the transaction purchase agreement for Moneda was concluded to settle the first instalment due in the Company’s Class A common shares rather than

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

cash for strategic liquidity purposes. On January 10, 2024, US$ 28.7 million was settled with the issuance of 1,879,977 of the Company’s Class A common shares.

Deferred consideration expense is recognized as a compensation expense as the employees render services and is not part of the Purchase Price Allocation. For the nine-month periods ended September 30, 2024, and 2023, US$ 8.9 million and US$ 19.1 million was recognized, respectively, as an expense in the Group’s Condensed Consolidated Income Statement. The expense recognized for 2024 includes the deferred considerations for Moneda and CSHG (see v below).

ii.	Consideration payable for the acquisition of the first tranche of Kamaroopin (when acquired as an associate of the Company in 2022) was settled on January 10, 2024.

iii.	The acquisition of CSHG triggered a R$ 50 million price adjustment to the consideration paid for the acquisition of VBI. R$ 25 million (US$ 4.9 million) was paid on April 01, 2024, issuing 337,992 Class A Common shares of the Company (refer to note 29 (b)). The remainder amount of R$ 28.4 million or US$ 5.2 million (R$ 25 million CDI adjusted) became due and payable on the finalization of CSHG funds transfer of which R$ 8.3 million (US$ 1.5 million) was settled in cash on August 01, 2024. R$20.1 (US$ 3.7 million) remains outstanding and will be settled in cash on August 01, 2025 (R$ 9.5 million or US$ 1.7 million) and August 01, 2026 (R$ 10.6 million or US$ 2.0 million).

On March 22, 2024, the Group paid US$1.3 million in cash to the previous owners of VBI as a post-closing price adjustment for the 2022 acquisition.

iv.	On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI form non-controlling interest. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022 (refer note 21(d)). The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI.

The consideration of R$ 404.5 million (approximately US$ 74.3 million) for the 50% common shares of VBI will be settled through cash (R$ 229.2 million) and the issue of Class A common shares of the Company (R$ 175.3 million).

The cash consideration will be settled as follows:

➢	R$ 22.2 million (approximately US$ 3.9 million) on closing date – amount was paid on August 01, 2024;

➢	R$ 98.4 million (approximately US$ 18.1 million) twelve months after closing date; and

➢	R$ 108.6 million (approximately US$ 19.9 million) twenty-four months after the closing date.

The equity consideration of R$ 175.3 million (approximately US$ 32.2 million) will be settled in two equal tranches during January 2025 and January 2026. The first installment was settled on January 17, 2025 – refer to note 33.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Preferred stock to the value of R$ 38.7 million (approximately US$ 7.1 million) will be settled in cash over the next two years. The first payment of R$ 3.8 million (US$ 0.7 million) was made on August 01, 2024.

v.	The consideration and deferred considerations payable originated from the business combination between the Group and CSHG (refer note 30). The settlement of the consideration payable to the value of US$ 69,306 was subject to the transfer of all CSHG funds to the Group. All funds were transferred on July 22, 2024, and the cash consideration was paid on December 9, 2024 – refer to note 33.

The current deferred consideration payable represents a retention bonus payable to CSHG employees and was settled on August 26, 2024, by issuing 303,388 Class A common shares of the Company on August 26, 2024. The non-current deferred consideration payable is also a retention bonus for employees of CSHG and will be settled in the Company’s Class A common shares subject to a vesting period of three to five years.

vi.	The consideration and contingent consideration payable emerged from the business combination between the Group and Aberdeen (refer note 30). The consideration payable will be settled in cash 24 months after the closing date (April 26, 2024).

The settlement of the contingent consideration will take place between 34 and 36 months after the closing date and depends on Aberdeen achieving the revenue targets set.

vii.	The business combination with Nexus includes a contingent consideration recognized at a present value of US$ 6.5 million. The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees.

c.	SPAC commitments liability

The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash upon the completion of PLAO’s initial business combination. With the 15-month extension approved, the holders of shares redeemed 12,339,057 shares on June 12, 2024 (refer note 5 (d) and note 12(b)).

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of September 30, 2024, was US$ 53,232 (December 31, 2023: US$ 187,356). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income, in accordance with the Annual Consolidated Financial Statements. Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and has no impact on the Group’s consolidated cash flow statement during the period which will be settled upon any redemptions:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Commitment subject to possible redemption
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	6,166
Interest earned on trust account	7,603
Redemptions	(65,164)
Deposits	1,200
Balance at September 30, 2023	183,950

Balance at December 31, 2023	187,356
Interest earned on trust account	5,405
Deposits	1,772
Redemptions	(141,301)
Balance at September 30, 2024	53,232

d.	Gross obligation under put option

i.	VBI – Option arrangements

The business combination with VBI (as disclosed in the Annual Consolidated Financial Statements), concluded on July 1, 2022, included VBI Option arrangements with the non-controlling shareholders. The Group exercised its call option on August 01, 2024, that resulted in the derecognition of the put option.

ii.	Igah GP IV – Option arrangements

The business combination with Igah GP IV (as disclosed in the Annual Consolidated Financial Statements), concluded on November 30, 2022, includes Igah Option arrangements with the selling shareholders of Igah GP IV, exercisable at specified future dates, detailed below:

•	The Igah call option shall only be exercisable between the acquisition date (inclusive) and the fifth anniversary date of the acquisition closing date (inclusive).

•	The Igah put option shall only be exercisable up to 2 months after the expiry of the Igah call option (inclusive).

Refer to note 33 - Events after the reporting period – for details on the extension of the option arrangements.

iii.	Tria – Option arrangements

The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The options are exercisable by each non-controlling shareholder during the month of April for years 2029 to 2031 with a settlement base date of 31st December within the year the option is exercised (refer to note 29 (g) for more details).

Movements during the period on the Group’s gross obligation under the VBI, Igah and Tria put options are detailed below.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Purchase commitments for minority interests shares
	Note	VBI	Igah IV	Tria	Total
Balance at December 31, 2023		81,588	11,338	—	92,926
Cumulative translation adjustment		(10,782)	(395)	(1,258)	(12,435)
Gross obligation recognized / (derecognized)		(69.834)	—	17,117	(52,717)
Gross obligation adjustments	26(b)	(972)	522	—	(450)
Balance at September 30, 2024		—	11,465	15,859	27,324

Balance at December 31, 2022		65,544	7,884	—	73,428
Cumulative translation adjustment		2,745	—	—	2,745
Purchase price allocation adjustments		—	2,455	—	2,455
Gross obligation adjustments	26(b)	5,962	764	—	6,726
Balance at September 30, 2023		74,251	11,103	—	85,354

22	Net revenue from services

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Revenue from management fees	79,898	63,510	220,361	185,368
Revenue from incentive fees	218	33	1,489	142
Revenue from performance fees (a)	—	286	38	33,231
Fund fees	80,116	63,829	221,888	218,741

Revenue from advisory and other ancillary fees	1,546	1,065	6,003	2,055

Total gross revenue from services	81,662	64,894	227,891	220,796

Rebate fees (b)	(1,877)	—	(6,397)	—
Taxes on revenue	(1,730)	(1,358)	(4,532)	(4,917)
Net revenue from services	78,055	63,536	216,962	215,879

The following is a breakdown of revenue by region (c):
Brazil	15,546	12,493	41,962	32,985
British Virgin Islands	—	—	—	23
Cayman Islands	32,657	35,272	102,453	140,476
Chile	11,890	14,429	36,730	38,745
Colombia	4,026	—	10,164	—
Uruguay	797	—	1,976	—
United Kingdom	12,185	—	21,322	—
United States of America	954	1,342	2,355	3,650
Net revenue from services	78,055	63,536	216,962	215,879

(a)	Performance fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. For the period ended September 30, 2023, an amount of US$ 15.5 million and $17.5 million are included under performance fees from PE V relating to the Lavoro transaction (note 12(b)) and Patria Infrastructure Fund III.

(b)	In prior periods, rebate fees were presented as general and administrative expenses.

(c)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the periods presented.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

23	Personnel expenses and carried interest allocation

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023

Salaries and wages	(12,964)	(9,958)	(34,603)	(29,485)
Officers' Fund	—	(280)	—	(324)
Rewards and bonuses	(5,248)	(1,508)	(16,689)	(10,785)
Social security contributions and payroll taxes	(2,250)	(1,479)	(5,558)	(4,145)
Restructuring costs – personnel (a)	(458)	(345)	(1,636)	(1,700)
Share based incentive plan (b)	(6,530)	(228)	(12,667)	(974)
Strategic Bonus	(225)	(553)	(627)	(960)
Other short-term benefits	(2,264)	(1,482)	(6,152)	(4,440)
Personnel expenses	(29,939)	(15,833)	(77,932)	(52,813)

Carried interest allocation (c)	—	(98)	—	(11,244)

(a)	Restructuring costs of personnel refers to costs associated with the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group, mainly driven by consolidation/integration of businesses.

(b)	Refer to note 29(d) for share-based incentive plans in place. The settlement of shared-based incentive plans will take place with the issue of equity and payment in cash. For the expected equity settlement refer to the “Condensed Consolidated Statement of Changes in Equity” and to note 15(a) for the expected portion to be settled in cash. The expected cash settlement under note 15(a) is subject to election by employees during December 2024 whether to receive cash or equity.

(c)	Carried interest allocation refers to the Group’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of September 30, 2024, US$ 17.3 million (US$ 8.9 million as current and US$ 8.5 million as non-current) (September 2023: US$ 12.5 million with US$ 10.4 million as current and US$ 2.1 million as non-current) remains payable primarily related to performance fees recognized from investment funds

24	Amortization of intangible assets

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023

Amortization of non-contractual customer relationships (note 14)	(3,406)	(3,663)	(9,984)	(9,773)
Amortization of contractual rights (note 14)	(2,076)	(632)	(4,304)	(1,895)
Amortization of placement agents’ fees (note 14)	(684)	(478)	(1,976)	(1,388)
Amortization of brands (note 14)	(799)	(854)	(2,554)	(2,686)
Amortization of software (note 14)	(489)	(248)	(1,083)	(552)
Amortization of intangible assets	(7,454)	(5,875)	(19,901)	(16,294)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

25	General and Administrative expenses

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Professional services (a)	(4,563)	(2,847)	(11,977)	(9,008)
IT and telecom services	(1,770)	(1,518)	(5,123)	(4,860)
Rebate fees (b)	—	(2,272)	—	(4,728)
Depreciation of right-of-use assets	(828)	(882)	(2,413)	(2,271)
Travel expenses (a)	(1,449)	(960)	(3,780)	(2,264)
Marketing and events	(1,073)	(1,109)	(2,732)	(2,040)
Occupancy expenses	(461)	(429)	(1,114)	(986)
Depreciation of property and equipment	(492)	(423)	(1,366)	(1,342)
Professional services - SPAC	(197)	(226)	(748)	(854)
Insurance	(181)	(122)	(600)	(557)
Taxes and contributions	(412)	(210)	(860)	(554)
Materials and supplies	(174)	(108)	(387)	(251)
Other administrative expenses	(617)	(392)	(1,507)	(894)
General and Administrative expenses	(12,217)	(11,498)	(32,607)	(30,609)

(a)	The increase in professional fees and travel expenses for 2024 is attributable to the acquisition of new subsidiaries and the related services and travelling required to close the transactions.

(b)	Rebate fees have been presented as part of net revenue from services for 2024 and future financial periods.

26	Other income/(expenses)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Gain on associate derecognition	—	—	—	4,199
Energy trading contracts – MtM adjustments	2,019		3,909
Energy trading contracts – realized gains	3,143	—	3,143	—
Amortization of SPAC IPO initial cost (notes 5(d) and 21(c))	—	—	—	(6,166)
Transaction costs (a)	(2,542)	(1,977)	(7,242)	(4,341)
Consideration payable adjustments (b)	(7,887)	(1,550)	(15,929)	(3,746)
Gross obligation adjustments	(169)	(2,300)	450	(6,726)
Deferred consideration adjustments	(223)	—	(2,125)	(788)
Integration costs (c)	(2,403)	(575)	(5,841)	(1,297)
Other (d)	(590)	(417)	(6,558)	(588)
Other income/(expenses)	(8,652)	(6,819)	(30,193)	(19,453)

(a)	Transaction costs relate to expenses incurred on the acquisition of new subsidiaries through business combinations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Measurement of the present value of considerations payable (note 21 (b)) and gross obligations under put option (note 21(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movement for the nine-month period ended September 30, 2024, relates to the impact from unwinding the discount related to the time value of money, reflecting the change in the carrying value of the payables that is attributable to the passage of time and decrease in the effective yield. The expense for quarter ended September 30, 2024, includes US$ 4.5 million (year to date: US$ 10.6 million) of additional compensation paid to VBI’s previous owners due to the acquisition of CSHG triggering an acquisition price adjustment between VBI’s previous owners and the Group.

(c)	Expenses incurred to third party service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

(d)	Other expenses include a payment for the ISS settlement with the Municipality of São Paulo to the value of US$ 4.2 million (refer to note 20).

27	Net financial income/(expense)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Financial income
Net financial investment income	756	448	1,768	1,674
Unrealized gains on long-term investments	—	1,384	—	—
Realized gains from long-term investments	343	978	452	1,683
Unrealized gain on warrant liability	10	—	—	345
Unrealized gains on asset-linked receivable (note 12(b))	3,929	—	11,243	7,929
Tria call option recognized	791	—	791	—
Net exchange variation	88	1,523	—	1,078
Total finance income	5,917	4,333	14,254	12,709

Financial expenses
Unrealized losses on long-term investments	(7,306)	—	(16,250)	(7,487)
Realized losses on forward	—	—	(302)	(252)
Unrealized gain on warrant liability	—	(157)	(150)	—
Unrealized losses on other derivative financial instruments	—	(467)	—	(1,223)
Unrealized loss on asset-linked receivable (note 12(b))	—	(1,633)	—	—
Commission, brokerage and financing expenses	(1,016)	(108)	(1,987)	(333)
Interest on lease liabilities	(317)	(306)	(1,004)	(965)
Net exchange variation	—	—	(937)	—
Interest on loans and credit facilities	(3,472)	—	(6,823)	—
Other financial expenses	(352)	(622)	(455)	(958)
Total finance expenses	(12,463)	(3,293)	(27,908)	(11,218)

Net financial income/(expense)	(6,546)	1,040	(13,654)	1,491

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
Reconciliation of income tax	2024	2023	2024	2023

Income before income taxes	10,157	18,286	33,393	67,317

Impact of difference in tax rates of foreign subsidiaries	(8,279)	553	(13,128)	5,107

Total income taxes (a) (b)	(8,279)	553	(13,128)	5,107
Current	(4,589)	(3,402)	(11,199)	(7,483)
Deferred	(3,690)	3,955	(1,929)	12,590
Effective tax rate	81.51%	(3.0%)	39.31%	(7.6%)
(a)	No amounts related to income taxes have been recognized directly in equity.

(b)	Aberdeen and Nexus contributed US$ 2.9 million and US$ 0.2 million respectively to current tax expenses for the year, whereas Tria contributed US$ 2.0 million to deferred tax expense.

International Tax Reform – Pillar Two

As specified in the Annual Consolidated Financial Statements, the International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. For the period ending September 30, 2024, the Group has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2024 financial year. Thus, no further recognition or disclosure assessment was performed for the period ended September 30, 2024.

29	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Company currently has a total of 153,379,315 common shares issued and outstanding, of which 60,433,885 are Class A common shares and 92,945,430 are Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain directors and executive officers) have agreed to lock-up restrictions on the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.

As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date until the earlier of (a) the Moneda former partner's termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

As of September 30, 2024, and December 31, 2023, the issued share capital was distributed as follows:

	September 30, 2024		December 31, 2023
	Shares	Capital (US$)	Shares	Capital (US$)
Total	153,379,315	15,338	148,253,938	14,826
Class A	60,433,885	6,043	55,308,508	5,531
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of September 30, 2024, and December 31, 2023, are presented below:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	September 30, 2024	December 31, 2023
Class A	386,965	314,592
Class B	186,101	186,102
Gross total	573,066	500,694
Utilized for dividends declared (refer to note 29c)	(80,747)	—
Net additional paid-in capital	492,319	500,694

The movement in additional paid-in capital is summarized below:

i.	On January 10, 2024, the Company issued 1,879,977 Class A common shares (US$ 28.7 million) in part settlement of the Moneda deferred consideration.

ii.	On February 28, 2024, and September 30, 2024, the Company issued 595,898 and 116,747 Class A common shares, respectively, in part settlement of bonuses for selected employees and key management (US$ 10.0 million) (refer to note 15(a)).

iii.	On April 1, 2024, the Company issued 337,992 Class A common shares to VBI’s previous owners as part of the VBI acquisition price adjustment that emerged from the CSHG deal (US$ 4.9 million).

iv.	On May 16, 2024, the company issued 740,634 Class A common shares as part settlement of the Group’s Carried interest allocation liability outstanding (US$ 10.3 million).

v.	On July 16, 2024, and August 26, 2024, the Company issued 903,988 and 245,355 Class A common shares, respectively, to the previous owners of Nexus as settlement of the purchase consideration payable (US$14.7 million).

vi.	On August 26, 2024, and August 30, 2024, the Company issued 303,388 and 1,398 Class A common shares, respectively, as settlement of the retention bonus payable to CSHG employees (US$ 3.7 million).

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders on a pro-rata basis deploying accumulated retained earnings. The current year’s dividends declared to date resulted in a depletion of available retained earnings, however, under Cayman Law, dividends may also be distributed out of additional paid-in capital. As a result, additional paid-in capital to the value of US$ 80,747 was transferred to retained earnings to fund the short-fall in distributable earnings. The Group remains in a position to pay its debts as they fall due in the ordinary course of business.

Dividends declared and paid by the Group to the Company’s shareholders for the nine-month periods ended September 30, 2024, and 2023 were:

Shareholder	September 30, 2024		September 30, 2023
		US$		US$
Class A	42,291	0.7218	42,756	0.7850
Class B	67,085	0.7218	72,962	0.7850
Total	109,376	0.7218	115,718	0.7850

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Share based incentive plans

The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Group’s management and its employees. Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.

The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of September 30, 2024, Grants A and B disclosed below have been granted from the LTIP.

A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of September 30, 2024, Grant C and Matching program disclosed below have been granted from the LTIP.

Grant A

Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant B

Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant C

Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant C shall not exceed 3,387,278 Performance Restricted Units (“PSUs”) (2,822,732 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant C, and the remaining 564,546 PSUs may be issued in the future, subject to the boost grant requirements being met) and 543,953 Restricted Stock Units (“RSUs”).

Matching program

The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The defined maximum number of shares under the Matching program shall not exceed 924,008 Restricted Stock Units (“RSUs”).

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met).

The table below reflects the PSU activity for the nine-month period ending September 30, 2024, and September 30, 2023.

	IPO Grant	Grant A	Grant B	Grant C	Grant C	Matching program
	Number of PSUs (in thousands)				Number of RSUs (in thousands)
Outstanding, December 31, 2022	184	85	—	—	—	—
Granted	—	—	298	—	—	—
Forfeited	(26)	—	—	—	—	—
Outstanding, September 30, 2023	158	85	298	—	—	—

Outstanding, December 31, 2023	131	85	297	—	—	—
Granted	—	—	—	2,823	544	924
Forfeited	(26)	(20)	(37)	(38)	—	(16)
Outstanding, September 30, 2024	105	65	260	2,785	544	908

No shares were exercised, expired or vested during the period. Refer to note 23 for expenses incurred for the three and nine-month periods ending September 30, 2024, and September 30, 2023.

The intention of the Committee as of September 30, 2024, was to settle any future vesting through delivery of Class A common shares to participants.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76
Grant C - PSU	January 19, 2024	US$ 9.82
Grant C - RSU	June 30, 2024	US$ 12.06
Matching program	February 28, 2024	US$ 14.89

The original weighted-average fair value of PSU shares was determined on the grant date and calculated based on the Monte Carlo simulation model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group’s consolidated net income for the year attributable to the holders of the Company’s common shares.

Share transactions that affected basic earnings per share

Moneda

On December 4, 2023, an amendment to the Moneda share purchase agreements was executed with Moneda’s former partners who are currently employees of the Group to settle the first installment of deferred consideration with equity through issuance of the Company’s Class A common shares (refer to note 21(b)(i)). On January 10, 2024, 1.88 million Class A common shares were issued. The issue of shares was not contingent to any condition on December 4, 2023, therefore in terms of IAS33, the full impact of the issuance has been included in the basic earnings per thousand shares below for the nine months ended September 30, 2024.

Employee-profit sharing

As disclosed under note 15(a) certain employees eligible to receive their employee-profit sharing awards for the year ending December 31, 2023, were settled with the Company’s Class A common shares. As the shares vested on receipt of the equity compensation, settled on February 28, 2024, the weighted average impact of the issuance (approximately 562,000 shares) has been included in the basic earnings per thousand shares below for the nine months ended September 30, 2024.

VBI

The Group closed the business combination of CSHG that triggered an acquisition price adjustment under the share purchase agreement between VBI’s previous owners and the Group for an addition consideration payable of R$50 million (approximately US$ 9.2 million). R$ 25 million (US$ 4.9 million) additional consideration was settled with the issue of Class A common shares of the company on April 01, 2024. The weighted average impact of the issuance (approximately 252,000 shares) has been included in the basic earnings per thousand shares below for the nine months ended September 30, 2024.

Carried interest allocation

The Board of Directors approved the issuance of Class A common shares as settlement of the carried interest allocation to the value of US$10.3 million. The weighted average impact of the issuance (approximately 373,000 shares) has been included in the basic earnings per thousand shares for the nine months ended September 30, 2024.

CSHG transaction bonus

Management of the acquired CSHG funds was compensated through the issue of Class A common shares of the company as part of the acquisition transaction between Credit Suisse and the Group, upon the transfer of the acquired funds to the Group. The transfer of funds was completed on July 22, 2024, with 304,786 Class A common shares of the company issued on August 26, 2024. The weighted average impact of the issuance (approximately 79,000 shares) has been included in the basic earnings per thousand shares below for the nine months ended September 30, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Nexus business combination

On July 16, 2024, and August 26, 2024, the Group issued 903,988 and 245,355 Class A common shares of the Company, respectively, to the previous owners of Nexus as settlement of the purchase consideration. The weighted average impact of the issuance (approximately 286,000 shares) has been included in the basic earnings per thousand shares for the nine months ended September 30, 2024.

VBI call option exercised

On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI with the purchase consideration that includes an equity settlement of R$ 175.3 million (approximately US$ 32.2 million) that will be settled with Class A common shares of the company in two equal tranches during January 2025 and January 2026. Except for the passage of time, no vesting conditions are linked to the issue of the shares and as required by IAS33, the weighted average impact of approximately 633,000 shares has been included in the basic earnings per thousand shares below for the nine months ended September 30, 2024.

Potential share transactions considered for diluted earnings per share

Share based incentive plans

The dilutive effect of the equity incentive programs is dependent on whether vesting conditions are deemed to be met on the reporting date. As of September 30, 2024, and September 30, 2023, the TSR performance conditions were not met. Equity incentive programs with vesting conditions could potentially dilute basic earnings per share in future.

The weighted average impact of share-based incentive plans without performance conditions (RSU shares) was included as part of calculated diluted earnings per share for the nine months ended September 30, 2024 (approx. 124,000 shares).

Igah

The impact from Igah Option arrangements to be settled in Class A common shares was excluded from the calculated diluted earnings per share as call options always have an anti-dilutive effect according to IAS33. The VBI call option could potentially dilute basic earnings per share in the future.

CSHG deferred consideration – with vesting requirements

Management of the acquired CSHG funds will be compensated through the issue of Class A common shares of the company as part of the acquisition transaction between Credit Suisse and the Group. The total future compensation of approximately US$ 9.7 million is subject to a vesting period of between one to five years. The weighted average number of potential shares to be issued in future, if vesting conditions are met, was included in the calculation of diluted earnings per share for the period ended September 30, 2024 (approximately 148,000 shares).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares for the reporting periods ended September 30, 2024.

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023

Net income for the period attributable to the Owners of the Company	466	18,468	16,621	71,412
Basic weighted average number of shares	154,899,287	148,215,434	152,318,974	147,964,426
Basic earnings per thousand shares	0.00301	0.12460	0.10912	0.48263

Diluted weighted average number of shares	155,171,723	148,283,533	152,591,410	148,260,556
Diluted earnings per thousand shares	0.00300	0.12455	0.10892	0.48167

(f)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(g)	Non-controlling interests

As of September 30, 2024, the Group had two subsidiaries with non-controlling interests as per the table below.

		Equity		Income (Loss)
				Nine-month periods ended
	Interest	September 30, 2024	December 31, 2023	2024	2023
Non-controlling interest in VBI Real Estate Gestão de Carteiras S.A.	0.00%	—	(37,564)	1,842	1,012
Non-controlling interest in Patria Asset Management (PAM)	49.26%	17,943	16,417	479	—
Non-controlling interest in Tria Energia (TRIA)	33.33%	(9,675)	—	1,323	—

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Set below is summarized financial information for subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

Condensed Statement of Financial Position – September 30, 2024, and December 31, 2024

Summarized Condensed Consolidated Statement of Financial Position	VBI *		PAM		TRIA
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Current assets	—	8,142	9,691	6,867	142,543	—
Current liabilities	—	(8,285)	(4,127)	(1,364)	(133,515)	—
Current net assets	—	(143)	5,564	5,503	9,028	—

Non-current assets	—	26,613	17,115	16,317	27,561	—
Non-current liabilities	—	(614)	(806)	(57)	(14,259)	—
Non-current net assets	—	25,999	16,309	16,260	13,302	—

Net assets	—	25,856	21,873	21,763	22,330	—

Condensed Income Statement – September 30, 2024

Summarized Condensed Income Statement	VBI * Allocated to NCI		PAM Allocated to NCI		TRIA Allocated to NCI
	nine-month period ended September 30, 2024		nine-month period ended September 30, 2024		nine-month period ended September 30, 2024
	100.0%	50.00%	100.0%	49.26%	100.0%	33.33%
Net revenue from services	9,738	4,869	9,147	4,506	—	—
Amortization of intangible assets - NCI	—	(315)	—	(626)	—	—
Personnel expenses	(1,906)	(953)	(4,664)	(2,298)	(1,046)	(349)
Amortization of intangible assets	(668)	(334)	—	—	(3)	(1)
General and administrative expenses	(1,058)	(529)	(790)	(389)	(268)	(89)
Share of profits of associates	(356)	(178)	—	—	—	—
Other income/(expenses)	—	—	(99)	(49)	7,052	2,351
Net financial income/(expenses)	(276)	(138)	(74)	(36)	281	94
Income before income tax	5,474	2,422	3,520	1,108	6,016	2,006

Income taxes	(1,160)	(580)	(1,276)	(629)	(2,045)	(683)
Current	(1,420)	(710)	(1,676)	(826)	—	—
Deferred	260	130	400	197	(2,045)	(683)
Net income for the period	4,314	1,842	2,244	479	3,971	1,323

* The non-controlling interest for VBI was derecognized on August 01, 2024, with non-interest having no share remaining in VBI balances on September 30, 2024. The non-controlling interest of VBI shared in profits of VBI up to July 31, 2024.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Summarized Condensed Income Statement	VBI Allocated to NCI		PAM Allocated to NCI		TRIA Allocated to NCI
	three-month period ended September 30, 2024		three-month period ended September 30, 2024		three-month period ended September 30, 2024
	100.0%	50.00%	100.0%	49.26%	100.0%	33.33%
Net revenue from services	1,282	641	3,009	1,482	—	—
Amortization of intangible assets - NCI	—	—	—	(285)	—	—
Personnel expenses	(242)	(121)	(1,493)	(735)	(585)	(195)
Amortization of intangible assets	(94)	(47)	—	—	(2)	(1)
General and administrative expenses	(214)	(107)	(330)	(163)	(70)	(23)
Share of profits of associates	(40)	(20)	—	—	—	—
Other income/(expenses)	—	—	34	17	5,162	1,721
Net financial income/(expenses)	(36)	(18)	(18)	(8)	109	36
Income before income tax	656	328	1,202	308	4,614	1,538

Income taxes	(150)	(75)	(341)	(168)	(1,569)	(523)
Current	(126)	(63)	(765)	(375)	—	—
Deferred	(24)	(12)	424	207	(1,569)	(523)
Net income for the period	506	253	861	140	3,045	1,015

Condensed Income Statement – September 30, 2023

Summarized Condensed Consolidated Income Statement	VBI	Allocated to NCI	VBI	Allocated to NCI
and Statement of Comprehensive Income	3-month period ended September 30, 2023	3-month period ended September 30, 2023	9-month period ended September 30, 2023	9-month period ended September 30, 2023
	100.0%	50.0%	100.0%	50.0%
Net revenue from services	3,324	1,662	8,356	4,178
Revenue from management fees	3,533	1,767	8,975	4,488
Taxes on revenue	(209)	(105)	(619)	(310)

Personnel expenses	(918)	(459)	(2,512)	(1,256)
Amortization of intangible assets	(664)	(332)	(1,294)	(647)
General and administrative expenses	(660)	(330)	(1,438)	(719)
Share of profits of associates	(42)	(21)	(44)	(22)
Net financial income/(expenses)	92	46	(48)	(24)

Income before income tax	1,128	564	3,016	1,508

Income taxes	(386)	(193)	(992)	(496)
Current	(372)	(186)	(888)	(444)
Deferred	(14)	(7)	(104)	(52)
Net income for the period	742	371	2,024	1,012

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Reconciliation of the non-controlling interest balance as of September 30, 2024, and September 30, 2023:

	VBI - non-controlling interest	PAM - non-controlling interest	TRIA - non-controlling interest
Balance on December 31, 2023	(37,564)	16,417	—
Net income for the period	1,842	479	1,323
Dividends declared (a)	(6,228)	(516)	—
Capital contributions	2,204	—	—
Recognized in business combination	—	—	6,604
Gross obligation under put option recognized	—	—	(17,117)
Derecognition of non-controlling interest	36,234	—	—
Cumulative translation adjustment	3,512	1,563	(485)
Balance on September 30, 2024	—	17,943	(9,675)

VBI - non-controlling interest
Balance on December 31, 2022	(39,330)
Net income for the period	1,012
Dividends declared (a)	(2,677)
Capital contributions	3,612
Cumulative translation adjustment	(3,418)
Balance on September 30, 2023	(40,801)
(a)	The dividends declared to non-controlling interests represent the share of the subsidiary’s profits that are distributed to the shareholders who hold the non-controlling interests. These dividends are accounted for as a decrease in equity attributable to non-controlling interests.

Gross obligation – non-controlling interest

The Tria business combination includes put option arrangements relating to the non-controlling interest as disclosed in note 21(d). The amounts payable under the option arrangements are recognized as financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of non-controlling interest in the Condensed Consolidated Statement of Changes in Equity. As of September 30, 2024, the gross obligations had a present value of US$ 15.9 million (December 31, 2023: US$ 81.6 million related to VBI. The VBI call option was exercised that resulted in the derecognition of the related gross obligation on August 01, 2024).

30	Business combinations

The following business combinations were completed during the nine-month period ending September 30, 2024, and year ending December 31, 2023, and accounted for in accordance with IFRS 3 – Business Combinations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Nine-month period ending September 30, 2024

(a)	Tria

On April 02, 2024, the Group closed on a transaction acquiring 66,67% interest in Tria Comercializadora de Energia Ltda. The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company. The Group invested R$ 100 million of capital for 66.67% of the company and at the same time granted 33.33% of capital to the energy sector individuals for no consideration.

The goodwill from the business combination with Tria enables the Group to expand and complement its current infrastructure vertical by adding expertise from the energy sector in Brazil. The goodwill is not deductible for tax purposes given the jurisdiction and specific tax regulations applicable to the acquiring company.

Non-controlling interest was recognized at their share of net identifiable assets on acquisition date.

The acquired business contributed other income of US$ 7.3 million and net profit of US$ 4.0 million to the Group for the period from April 02, 2024, to September 30, 2024. The company has no previous operating history, therefor the impact on revenue, other financial income and net profit from the above transactions, had the acquisition taken place on January 1, 2024, is impractical to disclose.

Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed below. The cash consideration is comprised of cash and accounts receivable paid by the Group for its investment in Tria. On a consolidated level there were no cash outflows for the Group.

(b)	Aberdeen

On April 26, 2024, the Group closed a transaction acquiring 100% interest in Aberdeen Plc, a European private equity business. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over $ 8 billion.

The acquired business contributed revenue of US$ 18.9 million and net profit of US$ 8.5 million to the Group for the period from April 26, 2024, to September 30, 2024. The estimated impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2024, was US$ 33.1 million and US$ 14.2 million, respectively. Acquisition-related costs, US$ 3.9 million, are included under other expenses in the Group’s unaudited Condensed Consolidated Income Statement and in operating cash flows in the unaudited Condensed Consolidated Statement of Cash Flows for the nine-month period ending September 30, 2024.

Details of the purchase consideration paid, the net identifiable assets acquired, and goodwill recognized are listed below. The initial accounting for the business combination has been provisionally determined as the valuation and classification of certain assets and liabilities are still in progress. The purchase price allocation (PPA) was not finalized by the date of approval of these unaudited condensed consolidated interim financial statements as the Group awaits additional detail of certain balances recorded as other assets and other liabilities, amounting to US$ 46.5 million and US$ 60.1 million,

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

respectively, from the seller as determined by the share purchase agreement’s window period. The provisional amounts recognized in the financial statements are based on the best estimates available at the acquisition date. The PPA is expected to be completed within the measurement period, which will not exceed one year from the acquisition date. Upon the finalization of the PPA, these provisional balances may be adjusted and reclassified, resulting in a potential impact on goodwill.

The provisional goodwill from the business combination with Aberdeen enables the Group to further develop its capabilities to serve clients using the new GPMS vertical as a gateway to private markets on a global scale. The goodwill is not deductible for tax purposes given the jurisdiction and specific tax regulations applicable to the acquiring company.

(c)	CSHG

On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring 100% of its Real Estate business in Brazil (“CSHG”) that includes seven REITS. The goodwill from the business combination will enable the Group to add additional scale to its existing Real Estate business and to solidifies its position as a leading independent manager of REITs in Brazil and Latin America. Goodwill recognized is not deductible for tax purposes, considering that the Brazilian legislation requires the acquisition of a legal entity, not a business.

The acquired business contributed revenue of US$ 4.0 million and net profit of US$ 2.5 million to the Group for the period from May 24, 2024, to September 30, 2024. The estimated impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2024, was US$ 8.4 million and US$ 4.8 million respectively. Acquisition-related costs, of US$ 3.7 million, are included under other expenses in the Group’s unaudited Condensed Consolidated Income Statement and in operating cash flows in the unaudited Condensed Consolidated Statement of Cash Flows for the nine-month period ending September 30, 2024.

(d)	Nexus

On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$ 725 million to Patria’s Fee Earning AUM, including over US$ 680 million in Permanent Capital vehicles, which support the goodwill raised as the Permanent Capital vehicles will immediately be accretive to Patria’s Fee Related and Distributable Earnings. The goodwill is not deductible for tax purposes given the jurisdiction and specific tax regulations applicable to the acquiring company.

The acquired business contributed revenue of US$ 1.0 million and net profit of US$ 0.4 million to the Group for the period from July 16, 2024, to September 30, 2024. The estimated impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2024, was US$ 3.5 million and US$ 1.2 million respectively. Acquisition-related costs, of US$ 0.6 million, are included under other expenses in the Group’s unaudited Condensed Consolidated Income Statement and in operating cash flows in the unaudited Condensed Consolidated Statement of Cash Flows for the nine-month period ending September 30, 2024.

The business combination with Nexus includes a contingent consideration recognized at a present value of COP 27 billion (US$ 6.8 million). The settlement of the contingent consideration is due by

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

2027 and is dependent on the business achieving set benchmark fees with no limit placed on the potential final contingent settlement.

Details of the purchase consideration, the net assets acquired, and the goodwill are listed below.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	66.67% Tria April 02, 2024	100% Aberdeen April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus July 16, 2024
Total purchase consideration
Cash consideration paid	19,811	73,772	58,243	—
Equity consideration paid	—	—	—	14,690
Consideration payable	—	31,669	70,338	—
Contingent consideration payable	—	20,774	—	6,815
Total consideration transferred	19,811	126,215	128,581	21,505

Non-controlling interest	6,604	—	—	—
Total consideration	26,415	126,215	128,581	21,505

The assets and liabilities recognized because of the acquisition are as follows:

Cash and cash equivalents	19,811	19,506	—	345
Accounts receivable	—	—	—	467
Recoverable taxes	—	—	—	396
Short term investments	—	—	—	3
Property, plant and equipment	—	—	—	22
Long term investments	—	—	—	235
Other assets	—	46,470	—	—
Personnel liabilities	—	—	(1,903)	(255)
Tax liabilities	—	—	—	(493)
Deferred tax liabilities	—	—	—	(235)
Loans	—	—	—	(95)
Deferred consideration payable on acquisition	—	—	(4,368)	—
Other liabilities	—	(58,222)	—	(461)
Intangible assets: other	—	564	—	—
Intangible assets: contractual rights	—	77,649	114,107	9,880
Non-compete	—	4,251	—	1,219
Net identifiable assets acquired	19,811	90,218	107,836	11,028

Total consideration less net identifiable assets acquired: Goodwill	6,604	35,997	20,745	10,477

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Net outflow/(inflow) of cash from business combinations - investing activities

	66.67% Tria April 02, 2024	100% Aberdeen April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus August 26, 2024
Cash flow reconciliation
Cash consideration paid	19,811	73,772	58,243	—
Less: Cash acquired	(19,811)	(19,506)	—	(345)
Net outflow/(inflow) of cash - investing activities	—	54,266	58,243	(345)

Non-cash reconciliation
Total consideration	26,415	126,215	128,581	21,505
Less: Cash consideration paid	(19,811)	(73,772)	(58,243)	—
Non-cash additions to the Group’s Statement of Financial Position	6,604	52,443	70,338	21,505

Year ended December 31, 2023

(a)	Kamaroopin and Hanuman

On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination of cash and equity consideration. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below and in the Annual Financial Statements. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021, and closed on February 1, 2022, and the second tranche was signed on March 16, 2023, and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.

(b)	Patria Asset Management

(formerly Gestoría Externa de Portafolios S.A.)

On November 1, 2023, the Group closed on a transaction with Banca de Inversión Bancolombia S.A. Corporación Financiera (“Bancolombia”), a financial conglomerate in Colombia entering into an agreement for the Group to subscribe to acquiring 50.74 per cent of the controlling shareholding in accordance with IFRS 10 in a Colombian entity Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management. Bancolombia remains as the non-controlling interest shareholder entering into a shareholders agreement relating to the new entity. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below and in the Annual Financial Statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% Kamaroopin April 12, 2023	50.74% Patria Asset Management November 1, 2023
Total purchase consideration
Cash consideration paid	2,024	4,787
Consideration payable	—	24,415
Contingent consideration payable	4,707	—
Equity consideration	10,130	—
Total consideration transferred	16,861	29,202

Non-controlling interest	—	15,147
Fair value of equity interest previously held	11,132	—
Total consideration	27,993	44,349

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	178	—
Net working capital	(101)	0
Intangible assets: contractual rights	—	30,911
Intangible assets: non-contractual customer relationships	10,560	—
Intangible assets: brands	868	—
Property and equipment	15	—
Net identifiable assets acquired	11,520	30,911

Total consideration less net identifiable assets acquired: Goodwill	16,473	13,438

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	September 30, 2024	December 31, 2023

Financial assets at amortized cost
Accounts receivable		127,370	138,760
Cash and cash equivalents		38,326	16,050
Client funds on deposit		22,457	17,055
Project advances		11,875	19,586
Deposit/guarantee on lease agreement		2,541	2,012

Financial assets at fair value through profit or loss
Short term investments	1	62,940	204,510
Accounts receivable - Lavoro	1	14,746	3,503
Long-term investments - Lavoro	1	8,923	20,166
Long-term investments	2	12,866	9,945
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	—	18,707
Long-term investments – KMP Growth Fund II	3	25,796	8,917
Other financial assets – The One Real Estate Investment Fund call options	2	—	310
Other financial assets – Call options	3	804	2,896
Other financial assets – Energy trading contracts	2	148,347	—

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		53,232	187,356
Gross obligation under put option		27,324	92,926
Loans		165,455	—
Client funds payable		22,457	17,055
Lease liabilities		17,683	15,836
Consideration payable on acquisition		234,928	35,029
Suppliers		26,204	4,808

Financial liabilities at fair value through profit or loss
Other financial liabilities – Warrants	1	470	321
Other financial liabilities – Energy trading contracts	2	125,930	—
Contingent consideration payable on acquisition	3	36,704	18,201

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to hierarchical levels, as included in the Annual Consolidated Financial Statements.

Transfers

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument.

There were no transfers between Levels 1, 2 and 3 for fair value measurements as of and for the nine-month period ended September 30, 2024, and for the year ended December 31, 2023.

Unobservable inputs

The following analysis illustrates valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement. The details for each instrument are disclosed in the Annual Consolidated Financial Statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*

Long-term investments	KMP Growth II	12 (b)	Discounted cash flow	Discount rate Expected cash flows	14.8% - 19.0%	100 basis points	US$ 1.3 million

Derivative financial instruments	Tria call option	21 (d)	Monte Carlo simulation	Average EBITDA	Risk neutral EBITDA with Standard deviation of 38.84%	10% change	US$ 0.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	21 (b)	Discounted cash flow	Discount rate Projected fundraising activity	16.2%	100 basis points	US$ 0.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – Aberdeen	21 (b)	Discounted cash flow	Discount rate Projected revenue targets	3.7% - 4.5%%	100 basis points	US$ 0.3 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – Nexus	21 (b)	Discounted cash flow	Discount rate Achieving benchmark fees	3.8% - 5.6%	100 basis points	US$ 0.1 million

* The sensitivity was calculated by using the discount rate of each instrument, when a decrease in discount rate causes an increase in the instrument fair value and an increase in discount rate causes a decrease in the instrument fair value.

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of September 30, 2024, and December 31, 2023.

	Contingent considerations payable (a)	Long term investments at fair value through profit or loss (b)	Other financial asset (c)
Fair value of Level 3 financial instruments on December 31, 2023	18,201	27,624	2,896
Cumulative translation adjustment	998	(579)	(361)
Additions	27,589	—	791
Derecognition / settlements - VBI	(10,118)	—	(2,522)
Change in fair value*	34	(1,249)	—
Fair value of Level 3 financial instruments on September 30, 2024	36,704	25,796	804

	Contingent considerations payable (a)	Long term investments at fair value through profit or loss (b)	Other financial asset (c)
Fair value of Level 3 financial instruments on December 31, 2022	21,963	24,240	6,322
Cumulative translation adjustment	358	—	348
Additions	4,707	—	—
Changes in fair value*	3,746	3,312	(1,220)
Fair value of Level 3 financial instruments on September 30, 2023	30,774	27,552	5,450

*Changes in fair value include impact from price risk and/or foreign exchange rate risk

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Related to contingent consideration payable to sellers of VBI, Kamaroopin, Nexus and Aberdeen (refer note 21 (b)). The VBI contingent consideration was settled on August 01,2024, with the exercise of the call option.

(b)	Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (refer note 12(b)). The holding in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was contributed into KMP Growth Fund II during July 2024.

(c)	Relates to VBI and Tria Call option to purchase remaining non-controlling interest and other purchased options (refer note 21(d)). The VBI call option was exercised on August 01, 2024.

(c)	Financial instruments measured at amortized costs

As of September 30, 2024, and December 31, 2023, the book values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, gross obligation under put options, consideration payable on acquisitions and lease liabilities. The remainder of financial instruments are considered short-term in nature and the current book value approximate its’ fair value.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.

While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees couldbe

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large banks with high credit ratings.

Furthermore, accounts receivable balances as of September 30, 2024, and December 31, 2023, are composed mainly of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds.

The amounts receivable and project advances as of September 30, 2024, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	2,798	3,196	930	1,588	1,798	46,157	66,706	—	—	18,943	142,116
Project Advances	—	—	—	—	—	2,114	1,148	577	6,331	1,705	11,875
Total	2,798	3,196	930	1,588	1,798	48,271	67,854	577	6,331	20,648	153,991

(a)	The balances include US$ 65.6 million postponed collections of management fees. The postponed balance relates largely to PBPE VI LP. (“PBPE Fund IV”) and Alpha Co-Investment Fund. Renegotiations and postponement of these collections commenced in prior periods and the management fees were recognized as receivable in prior years (refer to note 8).

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of September 30, 2024, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	26,204	—	—	—	—	26,204
Lease payments	763	764	765	2,283	16,673	21,248
Loans (a)	6,558	2,218	12,309	5,772	173,894	200,751
Consideration payable on acquisition	—	108,880	—	20,853	85,346	215,079
Contingent consideration payable on acquisition	—	—	—	—	37,984	37,984
Commitment subject to possible redemption (b)	53,232	—	—	—	—	53,232
Gross obligation under put option	—	—	—	—	55,948	55,948
Financial liabilities – energy trading contracts (c)	74,417	27,138	5,402	8,354	10,619	125,930
Client funds payable (d)	22,457	—	—	—	—	22,457
Total	183,631	139,000	18,476	37,262	380,464	758,833

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Interest on the revolving credit facility is expected to be settled quarterly whereas interest on term loans is settled bi-annually. Principal values are expected to be settled on maturity.

(b)	Future redemptions to be settled with proceeds held in SPAC’s trust account.

(c)	The Group has an equivalent of US$ 78 million in energy contract financial assets for 01 to 60 days, which decreases the short-term liquidity risk on energy trading contracts as the contracts are settled simultaneously – refer to note 12(c) for the aging of financial assets and liabilities on energy trading contracts.

(d)	Settled with proceeds held in Client funds on deposit account (refer note 7).

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of September 30, 2024, and December 31, 2023, consist primarily of mutual fund money markets which reduce the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants is subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.

Security price risk:

Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Sensitivity analysis

Interest rate sensitivity

The sensitivity analyses have been determined based on the exposure for floating rate liabilities at the reporting date. The analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the remainder of the 2024 financial period.

	Net risk Position	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease
Sensitivity of net profit or loss before tax	3,104	(411)	411

Currency risk

The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of September 30, 2024:
	Balance in each exposure currency
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD	Total Balance USD	Exchange Variation impact considering 10% decline in the year end rates.
Cash and cash equivalents	9,960	9,523	10,573,130	30,122,540	9,316	3,810	38,326	3,451
Short term investments	21,733	—	1,038,024	586	—	57,796	62,940	515
Client funds on deposit	—	—	20,175,030	—	—	—	22,457	2,245
Accounts receivable	162,845	1	7,004,920	10,104,501	29,008	63,143	142,116	7,898
Projects Advance	21,112	—	499,704	2,370,921	42	6,821	11,875	507
Deposit/guarantee on lease agreement	88	240	1,582,389	149,008	274	330	2,541	221
Long-term investments	6,424	—	619,161	8,054,154	118	43,631	47,585	396
Client funds payable	—	—	(20,175,030)	—	—	—	(22,457)	(2,245)
Lease liabilities	(28,409)	—	(3,587,943)	(5,699,976)	(668)	(6,216)	(17,683)	(1,147)
Suppliers	(92,724)	(216)	(1,297,285)	(3,986,319)	(19,554)	19,442	(26,204)	(4,565)
Other financial assets	815,492	—	—	—	—	—	149,684	14,968
Other financial liabilities	(686,079)	—	—	—	—	(470)	(126,400)	(12,593)
Loans	—	—	(102)	(381,602)	—	(165,364)	(165,455)	10
Commitment subject to possible redemption	—	—	—	—	—	(53,232)	(53,232)	—
Gross obligation under put option	—	—	—	—	—	(27,324)	(27,324)	—
Consideration payable on acquisition	(804,303)	—	—	(108,973,525)	(25,386)	(27,199)	(234,928)	(20,773)
Contingent consideration payable on acquisition	(43,027)	—	—	(27,127,237)	(16,653)	—	(36,704)	(3,671)
Net Impact								(14,783)

(a) BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

32	Related parties

(a)	Key management compensation

The amounts paid to directors and officers for their roles as executives for the three and nine-month periods ended September 30, 2024, and 2023 included in “Personnel expenses” are shown below:

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Key management compensation	(1,956)	(1,872)	(5,339)	(5,187)

Additionally, for the nine-month period ended September 30, 2024, the Group has accrued US$ 3.4 million (US$ 1.4 million for the nine-month period ended September 30, 2023) as bonuses payable to key management, and US$ 91 (US$ 116 for the nine-month period ended September 30, 2023) as Strategic Bonus payable to key management as described in note 15(b). Both are included in "Personnel expenses".

(b)	Deferred consideration

As described in note 21(b), deferred consideration is payable to the management of Moneda and CSHG.

(c)	Long-term investments

As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(d)	Carried interest allocation

As described in note 23(b), up to 35% of the performance fee receivable from certain of the Group’s investment funds are payable to the Group’s employees.

(e)	Share based incentive plan

As described in note 29(d), the Company has share based incentive plans to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Lease commitments

Note 21(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners)

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Related party lease - Santiago	September 30, 2024	December 31, 2023
Lease liabilities (current)	814	504
Lease liabilities (non-current)	3,180	2,663

	Three-month periods ended September 30,		Nine-month periods ended September 30,
	2024	2023	2024	2023
Related party lease - Santiago
Principal paid	(215)	(147)	(635)	(393)
Depreciation of right-of-use assets	(196)	(136)	(577)	(420)
Interest on lease liabilities	(23)	(19)	(70)	(61)

(g)	SPAC

Refer to notes 5(f) and 21(c) for related party transaction with the SPAC.

(h)	Tria option arrangements

Four directors of Tria hold a 33.33% share of the previously mentioned company. The option arrangements provide the Group with the option to acquire the remaining 33.33% share in the company from these individuals – refer to note 21(d)(iii).

33	Events after the reporting period

Acquisition payables

On December 09, 2024, the Group paid, in cash, the amount of R$ 384 million (approximately US$ 63 million) to the previous owners of CSHG as settlement of the consideration payable on acquisition – refer to note 21(b)(v).

On January 17, 2025, the Group issued 1,246,846 Class A common shares of the company (approximately US$ 14.5 million) to the previous owners of VBI as part settlement of the call option equity consideration payable – refer to note 21(b)(iv).

On January 29, 2025, the Group agreed with the previous shareholders of Moneda to settle the outstanding deferred consideration as disclosed under note 21(b)(i) in Class A common shares of the company. The Group issued 2,474,037 shares on January 31, 2025, settling the outstanding acquisition payable.

On February 06, 2025, and as agreed in the share purchase agreement with Aberdeen, the Group paid GBP 17 million (approximately US$ 21 million) to the previous owners of Ayre as settlement of the net working capital position on the acquisition date.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of September 30, 2024 and December 31, 2023 and for the nine - month period ended September 30, 2024 and 2023

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Additional stake in Igah GP IV

On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% stake in Igah GP IV for R$ 24.3 million (approximately US$ 3.9 million) that will be paid in cash between the years 2024 and 2028. The group now holds 42.92% in the GP. The additional stake will reduce the option present value under note 21(d)(ii) by approximately US$ 3.1 million together with an extension of the option exercise date to 2027.

Additional revolving credit facility

On December 6, 2024, the Group entered into a revolving credit facility with Mizuho Bank for the value of US$ 50 million. The facility carries interest at SOFR + 2.25% with December 03, 2025, as maturity date.

Dividends

A dividend of US$ 0.15 per share for the quarter ended September 30, 2024, was approved by the Board to record holders of common stock at the close of business on November 18, 2024. The dividend to the value of US$ 23 million was paid on December 05, 2024.

After September 30, 2024, and up until the date of authorization for issuance of the unaudited condensed consolidated interim financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *

Eduardo Tomazelli

Chief Accounting Officer

Ana Cristina Russo

Group Chief Financial Officer

Alexandre T. A. Saigh

Group Chief Executive Officer